THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO HOW TO DEAL WITH THE TRANSACTIONS DESCRIBED IN THIS DOCUMENT, YOU SHOULD CONSULT YOUR INVESTMENT ADVISOR, STOCKBROKER, BANK MANAGER, ACCOUNTANT, LAWYER OR OTHER PROFESSIONAL ADVISOR.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, WiLAN or its agents may, in WiLAN’s sole discretion, take such action as WiLAN may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in such jurisdiction.

This Offer has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of this Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of MOSAID Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. WiLAN may, however, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

August 23, 2011

Wi-LAN Inc.

OFFER TO PURCHASE
all of the outstanding Common Shares of

MOSAID Technologies Incorporated

for $38.00 in cash per Common Share

Wi-LAN Inc. (“WiLAN”) hereby offers (the “Offer”) to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding common shares (“MOSAID Shares”) of MOSAID Technologies Incorporated (“MOSAID”) (together with associated rights issued and outstanding under MOSAID’s Shareholder Rights Plan (“SRP Rights”)), other than any MOSAID Shares owned, directly or indirectly, by WiLAN and its affiliates and including MOSAID Shares that may become issued and outstanding after the date of the Offer but before the expiry time of the Offer upon the exercise of options issued under MOSAID’s Option Plan (“Options”) or other rights to acquire MOSAID Shares (other than SRP Rights). WiLAN currently owns, directly or indirectly, 203,000 MOSAID Shares or approximately 1.6% of the issued and outstanding MOSAID Shares.

The Offer is open for acceptance until 5:00 p.m. (Eastern time) on September 28, 2011 (the “Expiry Time”) unless the Offer is extended or withdrawn.

The Depositary and Information Agent for the Offer is:	The Dealer Managers for the Offer are:

Kingsdale Shareholder Services Inc.	Canaccord Genuity Corp.	CIBC World Markets Inc.

The MOSAID Shares are listed for trading on the TSX under the symbol “MSD”.

The closing price of the MOSAID Shares on the TSX on August 16, 2011, the last day prior to the announcement of WiLAN’s intention to make the Offer was $31.50. The volume-weighted average trading price of the MOSAID Shares on the TSX for the 10 trading days ended August 16, 2011 was $30.34. The Offer price of $38.00 per MOSAID Share represents a premium of approximately 25% and 21% over the 10 trading day volume-weighted average trading price and the closing price, respectively, of the MOSAID Shares on the TSX as at August 16, 2011.

The Offer is subject to certain conditions described under “Conditions of the Offer” in Section 4 of the Offer to Purchase, including, without limitation, that (1) such number of MOSAID Shares that, together with any MOSAID Shares owned by WiLAN and its affiliates, represent more than 66⅔% of the outstanding MOSAID Shares (calculated on a Fully-Diluted Basis) at the Expiry Time shall have been validly deposited or tendered under the Offer and not withdrawn, (2) certain regulatory approvals shall have been obtained and/or waiting periods shall have expired, as described herein, (3) WiLAN having determined that there shall not exist and shall not have occurred a Material Adverse Effect, and (4) the Shareholder Rights Plan shall have been waived, invalidated or cease-traded. Subject to applicable Law, WiLAN reserves the right to withdraw the Offer and not take up and pay for MOSAID Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived by WiLAN at or prior to the Expiry Time.

Canaccord Genuity Corp. and CIBC World Markets Inc. (collectively, the “Dealer Managers”) have been engaged to act as the dealer managers for the Offer.

Holders of MOSAID Shares (each a “Shareholder” and collectively, the “Shareholders”) who wish to accept the Offer must properly complete and duly execute the accompanying letter of transmittal printed on YELLOW paper (the “Letter of Transmittal”) or a manually signed facsimile thereof and deposit it at or prior to the Expiry Time, together with certificates representing their MOSAID Shares and all other required documents, with Kingsdale Shareholder Services Inc. (the “Depositary and Information Agent”) at its office in Toronto, Ontario specified in the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal.

Alternatively, Shareholders may: (a) accept the Offer by following the procedures for book-entry transfer of MOSAID Shares described under “Manner of Acceptance – Acceptance by Book-Entry Transfer” in Section 3 of the Offer to Purchase; or (b) accept the Offer where the certificates representing the MOSAID Shares are not immediately available, the Shareholder cannot complete the procedure for book-entry transfer of the MOSAID Shares on a timely basis, or the certificates and all other required documents cannot be delivered to the Depositary and Information Agent prior to the Expiry Time by following the procedures for guaranteed delivery described under “Manner of Acceptance – Procedure for Guaranteed Delivery” in Section 3 of the Offer to Purchase using the accompanying notice of guaranteed delivery printed on PINK paper (the “Notice of Guaranteed Delivery”) or a manually signed facsimile thereof.

Shareholders whose MOSAID Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer to take the necessary steps to be able to deposit such MOSAID Shares under the Offer. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their MOSAID Shares directly with the Depositary and Information Agent or if they make use of the facilities of a Dealer Manager or a member of the Soliciting Dealer Group (as defined below) to accept the Offer. However, a broker or nominee through whom a Shareholder owns MOSAID Shares may charge a fee to tender such MOSAID Shares. Shareholders should consult their brokers or nominees to determine whether any charges will apply. See “Other Matters Relating to the Offer” in Section 19 of the Circular (as defined below).

Questions and requests for assistance may be directed to the Depositary and Information Agent or the Dealer Managers. Contact details for such persons may be found on the last page of this document. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary and Information Agent or the Dealer Managers at their respective addresses shown on the last page of this document. Additionally, PDF copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be found at the Canadian Securities Administrators’ SEDAR website at www.sedar.com. This website address is provided for informational purposes only and no information contained on, or accessible from, such website is incorporated by reference in this document unless expressly incorporated by reference.

WiLAN has not authorized anyone to provide any information or make any representation about the Offer or WiLAN or its affiliates that is different from, or in addition to, the information and representations contained in the Offer or in any materials regarding the Offer or WiLAN and its affiliates accompanying this document. Shareholders should not rely on any information or any representations regarding the Offer or WiLAN or its affiliates not contained in the Offer or in the documents accompanying the Offer.

The information contained in this document speaks only as of the date of this document, and WiLAN does not undertake any duty to update any such information, except as required by applicable Law. Information in the Offer to Purchase and Circular relating to MOSAID has been compiled from published sources.

THIS OFFER TO PURCHASE AND CIRCULAR AND THE RELATED LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS SHOULD CAREFULLY READ THESE DOCUMENTS IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

NOTICE TO NON-CANADIAN RESIDENTS

The Offer is being made for the securities of a Canadian issuer. The Offer to Purchase and Circular are subject to, and have been prepared in accordance with, applicable disclosure requirements in Canada. Shareholders should be aware that such requirements are different from those in the United States and may differ from those in other jurisdictions. The Offer is being made in the United States pursuant to an exemption from U.S. tender offer rules provided by Rule 14d-1(c) promulgated under the U.S. Exchange Act (as defined below).

The enforcement by Shareholders of civil liabilities under United States federal securities Laws or those in other jurisdictions may be affected adversely by the fact that each of WiLAN and MOSAID are governed by the Laws of Canada, that the majority of the officers and directors of each of WiLAN and MOSAID reside in Canada, that the Depositary and Information Agent and some or all of the experts named herein may be residents of jurisdictions of Canada and that all or a substantial portion of the assets of WiLAN, MOSAID and the other above-mentioned persons are located in Canada. You may not be able to sue WiLAN or its officers or directors in a Canadian court for violations of non-Canadian securities Laws. It may be difficult to compel WiLAN or its officers or directors to subject themselves to a U.S. or your local court’s judgment.

Shareholders in the United States should be aware that the disposition of MOSAID Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Shareholders are urged to consult their tax advisors. See “Principal Canadian Federal Income Tax Considerations” and “United States Federal Income Tax Considerations” in Sections 17 and 18 of the Circular, respectively.

Shareholders in the United States should be aware that WiLAN and its affiliates and any joint actors, directly or indirectly, may bid for or may make purchases of MOSAID Shares during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE OR OTHER SECURITIES REGULATORY AUTHORITY, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE OR OTHER SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFER TO PURCHASE AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

NOTICE TO HOLDERS OF MOSAID OPTIONS AND OTHER RIGHTS

The Offer is made only for MOSAID Shares and is not made for any Options or other rights (other than SRP Rights) to acquire MOSAID Shares. Any holder of Options or other rights (other than SRP Rights) to acquire MOSAID Shares who wishes to accept the Offer should, subject to and to the extent permitted by the terms of the Option Plan (as defined below), the terms of any agreement governing such Options or other rights and applicable Law, exercise or convert such Options or other rights in order to obtain certificates representing MOSAID Shares and deposit the MOSAID Shares in accordance with the Offer. See Section 1 of the Offer to Purchase, the “Offer”. Any such exercise or conversion must be completed sufficiently in advance of the Expiry Time to assure the holder of such Options or other rights to acquire MOSAID Shares that the holder will have certificates representing the MOSAID Shares received on such exercise or conversion available for deposit prior to the Expiry Time, or in sufficient time to comply with the procedures described under “Manner of Acceptance – Procedure for Guaranteed Delivery” in Section 3 of the Offer to Purchase.

The tax consequences to holders of Options of exercising their Options are not described in either Section 17 of the Circular, “Principal Canadian Federal Income Tax Considerations” or in Section 18 of the Circular, “United States Federal Income Tax Considerations”. Holders of Options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or convert their Options.

FORWARD LOOKING STATEMENTS

Certain statements contained in the Offer to Purchase and Circular under “Purpose of the Offer”, “Plans for MOSAID”, “Sources of Funds” and “Acquisition of MOSAID Shares not Deposited Under the Offer”, in addition to certain statements contained elsewhere in this document and the documents incorporated by reference, are “forward-looking statements”. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, or “believes” or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements of WiLAN to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including the risk that any or all conditions of the Offer will not be satisfied. Forward-looking statements are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many of these risks and uncertainties relate to factors that are beyond WiLAN’s ability to control or estimate precisely, such as future market conditions, changes in the regulatory environment and the behaviour of other market participants. WiLAN cannot give any assurance that such forward-looking statements will prove to have been correct.

Accordingly, readers are cautioned not to place undue reliance on WiLAN’s forward-looking statements. WiLAN does not undertake to update any forward-looking information, except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of the Offer, WiLAN or its financial or operating results or its securities.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of WiLAN or its affiliates, whether before or following the completion of the Offer, or MOSAID unless otherwise stated.

NOTICE REGARDING INFORMATION

The information concerning MOSAID contained in the Offer to Purchase and the accompanying Circular, including all MOSAID financial information has been taken from or based upon publicly available documents and records on file with Canadian Securities Regulatory Authorities and other public sources available as at August 22, 2011. As of the date hereof, MOSAID has not reviewed this Offer to Purchase or the accompanying Circular and has not confirmed the accuracy and statements of the information in respect of MOSAID contained herein. Although WiLAN does not have any knowledge that would indicate that any statements contained herein taken from or based on such information or such documents and records are untrue or incomplete, neither WiLAN nor its directors and officers, assumes any responsibility for the accuracy or completeness of such information or the information taken from or based upon such documents and records, or for any failure by MOSAID to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to WiLAN.

REPORTING CURRENCIES

Unless otherwise indicated, all references to “$” or “dollars” in the Offer to Purchase and Circular and the accompanying Letter of Transmittal and Notice of Guaranteed Delivery refer to Canadian dollars and all references to “US$” in this Offer and Circular refer to United States dollars.

CURRENCY EXCHANGE RATE INFORMATION

The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rate for each period indicted and the exchange rate at the end of each such period, based upon the noon buying rates provided by the Bank of Canada:

	Seven Months Ended July 30		Year Ended December 31
	2011	2010	2010	2009	2008
High	1.0022	1.0039	1.0054	0.9716	1.0289
Low	0.9486	0.9278	0.9278	0.7692	0.7711
Rate at end of period	0.9643	0.9429	1.0054	0.9555	0.8166
Average rate for period	0.9769	0.9674	0.9713	0.8797	0.9441

TABLE OF CONTENTS

GLOSSARY		vi

SUMMARY		I

OFFER TO PURCHASE		1
1.	The Offer	1
2.	Time for Acceptance	2
3.	Manner of Acceptance	2
4.	Conditions of the Offer	7
5.	Extension, Variation or Change in the Offer	10
6.	Take-Up Of and Payment for Deposited MOSAID Shares	11
7.	Withdrawal of Deposited MOSAID Shares	12
8.	Return of Deposited MOSAID Shares	13
9.	Changes in Capitalization, Dividends, Distributions and Liens	13
10.	Notice and Delivery	14
11.	Mail Service Interruption	15
12.	Market Purchases and Sales of MOSAID Shares	15
13.	Other Terms	15

CIRCULAR		18
1.	Wi-LAN Inc.	18
2.	MOSAID Technologies Incorporated	19
3.	Certain Information Concerning Securities of MOSAID	19
4.	Background to the Offer	22
5.	Purpose of the Offer	23
6.	Plans for MOSAID	24
7.	Effects of the Offer on Compensation Arrangements	24
8.	Sources of Funds	25
9.	Ownership of Securities of MOSAID	27
10.	Trading in MOSAID Shares	27
11.	Commitments to Acquire Securities of MOSAID	28
12.	Other Material Facts About MOSAID	28
13.	Acquisition of MOSAID Shares Not Deposited Under the Offer	28
14.	Agreements, Commitments or Undertakings	31
15.	Regulatory Matters	31
16.	Effect of the Offer on the Market for and Listing of MOSAID Shares and Status as a Reporting Issuer	33
17.	Principal Canadian Federal Income Tax Considerations	34
18.	United States Federal Income Tax Considerations	38
19.	Other Matters Relating to the Offer	41
20.	Statutory Rights	42
21.	Directors’ Approval	42

Consent of Torys LLP		43

Approval and Certificate of Wi-LAN Inc.		44

v

GLOSSARY

In the Offer to Purchase, Circular, Letter of Transmittal and Notice of Guaranteed Delivery, the following terms shall have the meanings set forth below, unless the subject matter or context in inconsistent therewith, or such terms are otherwise defined in the Offer or Circular:

“affiliate” has the meaning ascribed thereto in the Securities Act (Ontario), as amended, or in MI 62-104, as applicable;

“Agent’s Message” has the meaning ascribed thereto in Section 3 of the Offer to Purchase, “Manner of Acceptance”;

“ARC” has the meaning ascribed thereto in Section 15 of the Circular, “Regulatory Matters”;

“associate” has the meaning ascribed thereto in the Securities Act (Ontario), as amended, or in MI 62-104, as applicable;

“Book-Entry Confirmation” means confirmation of a book-entry transfer of a Shareholder’s MOSAID Shares into the Depositary and Information Agent’s account at CDS or DTC, as applicable;

“Bridge Facility” has the meaning ascribed thereto in Section 8 of the Circular, “Sources of Funds”;

“Business Day” means any day other than a Saturday, Sunday or statutory holiday in a province or territory in Canada, except as otherwise provided for herein;

“Canadian Securities Regulatory Authorities” means the applicable securities commissions or similar regulatory authorities in each of the provinces and territories of Canada;

“CBCA” means the Canada Business Corporations Act, as amended;

“CDS” means CDS Clearing and Depository Services Inc.;

“CDSX” means the CDS on-line tendering system pursuant to which book-entry transfers may be effected;

“Circular” means the take-over bid circular accompanying the Offer to Purchase and forming part hereof;

“Change in Control” means (i) when any person, together with any affiliate or associate of such person (other than  MOSAID or its subsidiaries, or an employee benefit plan of MOSAID or its subsidiaries, including any trustee of such plan acting as trustee) hereafter acquires, the direct or indirect “beneficial ownership”, as defined by CBCA, of securities of MOSAID representing fifty (50%) percent or more of the combined voting power of MOSAID’s then outstanding securities; or (ii) the occurrence of a transaction requiring approval of Shareholders involving the acquisition of MOSAID or all or substantially all of its business by an entity through purchase of assets by amalgamation, arrangement or otherwise;

“Change in Control Price” means the highest price per MOSAID Share paid in any transaction reported on a securities exchange or paid or offered in any bona fide transaction related to a potential or actual Change in Control of MOSAID at any time during the five (5) trading days preceding the Change in Control, as determined by the human resources committee or the MOSAID Board;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Commissioner” means the Commissioner of Competition appointed pursuant to the Competition Act and includes persons authorized by the Commissioner of Competition;

“Commitment Letter” has the meaning ascribed thereto in Section 8 of the Circular, “Sources of Funds”;

“Compelled Acquisition” has the meaning ascribed thereto in Section 13 of the Circular, “Acquisition of MOSAID Shares Not Deposited Under the Offer”;

 “Competition Act” means the Competition Act (Canada) and the regulations promulgated thereunder, as amended from time to time;

“Competition Act Clearance” means that any waiting periods pursuant to Section 123 of the Competition Act that are applicable to the acquisition by WiLAN of all of the MOSAID Shares, as contemplated by the Offer, Compulsory Acquisition or Subsequent Acquisition Transaction shall have expired, been terminated or waived pursuant to the Competition Act, and the Commissioner shall have issued an advance ruling certificate or a no-action letter in respect of such transactions, and the form of and any terms and conditions attached to or required in conjunction with the advance ruling certificate or no-action letter are acceptable to WiLAN, and the Commissioner shall not have rescinded or amended the applicable advance ruling certificate or no-action letter;

“Competition Tribunal” means the Competition Tribunal established under the Competition Tribunal Act (Canada), as amended from time to time;

“Compulsory Acquisition” has the meaning ascribed thereto in Section 13 of the Circular, “Acquisition of MOSAID Shares Not Deposited Under the Offer”;

“CRA” has the meaning ascribed thereto in Section 17 of the Circular, “Principal Canadian Federal Income Tax Considerations”;

“Deadline” means 5:00 p.m. (Toronto time) on the Initial Maturity Date;

“Dealer Managers” means collectively, Canaccord Genuity Corp. and CIBC World Markets Inc.;

“Debentures” means the 6.00% extendible convertible unsecured subordinated debentures of WiLAN;

“Debenture Offering” means the offering by WiLAN of up to $230,000,000 aggregate principal amount of Debentures, which offering was announced by WiLAN on August 17, 2011 and expected to close on or about September 8, 2011;

“Debenture Trustee” means Computershare Trust Company of Canada;

“Depositary and Information Agent” means Kingsdale Shareholder Services Inc., the depositary and information agent in respect of the Offer, at its office specified in the Letter of Transmittal;

“Deposited MOSAID Shares” has the meaning ascribed thereto in Section 3 of the Offer to Purchase, “Manner of Acceptance – Dividends and Distributions”;

“Dissenting Offeree” has the meaning ascribed thereto in Section 13 of the Circular, “Acquisition of MOSAID Shares Not Deposited Under the Offer”;

“DOJ” has the meaning ascribed thereto in Section 15 of the Circular, “Regulatory Matters”;

“Distributions” has the meaning ascribed thereto in Section 3 of the Offer to Purchase, “Manner of Acceptance – Dividends and Distributions”;

“DTC” means The Depository Trust Company or its nominee, which at the date hereof is Cede & Co.;

“Effective Time” has the meaning ascribed thereto in Section 3 of the Offer to Purchase, “Manner of Acceptance – Power of Attorney”;

“Eligible Institution” means a Canadian schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program, a member of the Stock Exchange Medallion Program or a member of the New York Exchange Inc. Medallion Signature Program, where the members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States;

“Expiry Time” means 5:00 p.m. (Eastern time) on September 28, 2011, unless the Offer is withdrawn or is extended (pursuant to Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”), in which case the Expiry Time shall mean the latest date and time on which the Offer as so extended expires;

“FTC” has the meaning ascribed thereto in Section 15 of the Circular, “Regulatory Matters”;

“Fully-Diluted Basis” means with respect to the number of outstanding MOSAID Shares at any time, such number of outstanding MOSAID Shares calculated assuming that all outstanding Options, and any other options, rights or securities to acquire MOSAID Shares are exercised, converted, exchanged or settled, but excluding the MOSAID Shares issuable upon exercise of the SRP Rights;

“Governmental Entity” means: (a) any supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing; (b) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court; (c) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies; or (d) any national securities exchange, any other securities exchange, futures exchange, contract market, any other exchange or corporation or similar self-regulatory body or organization;

“Holder” has the meaning ascribed thereto in Section 17 of the Circular, “Principal Canadian Federal Income Tax Considerations”;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder, as amended from time to time;

“HSR Act Clearance” means that any waiting period under the HSR Act applicable to the acquisition by WiLAN of all of the MOSAID Shares, as contemplated by the Offer, shall have expired or been terminated;

“Initial Maturity Date” means January 31, 2012 or, if elected by WiLAN, March 31, 2012;

“insider” has the meaning ascribed thereto in the Securities Act (Ontario), as amended, or in MI 62-104, as applicable;

“IRS” means the U.S. Internal Revenue Service;

“Laws” means any applicable laws, including international, national, provincial, state, municipal and local laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, policies, directives or other requirements of any Governmental Entity having the force of law and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person or its business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Lender” has the meaning ascribed thereto in Section 8 of the Circular, “Sources of Funds”;

“Lenders” has the meaning ascribed thereto in Section 8 of the Circular, “Sources of Funds”;

“Letter of Transmittal” means, in respect of the MOSAID Shares, a letter of transmittal accepting the Offer in the form printed on YELLOW paper accompanying the Offer to Purchase and Circular;

“LIBOR” has the meaning ascribed thereto in Section 8 of the Circular, “Sources of Funds”;

“Mark-to-Market Election” has the meaning ascribed thereto in Section 18 of the Circular, “United States Federal Income Tax Considerations”;

“Material Adverse Effect” means any condition, event, circumstance, change, effect, development, occurrence or state of facts which, when considered either individually or in the aggregate and irrespective of whether or not it would constitute a Restricted Event, (i) is, or could reasonably be expected to be, material and adverse to MOSAID, its affiliates or its or their respective business, assets, operations, capitalization, properties, condition (financial or otherwise), equity or debt ownership, results of operations, cash flows, properties, articles, by-laws, licenses, permits, rights or privileges, labour relations or liabilities (including without limitation any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), whether contractual or otherwise, or (ii) could reasonably be expected to reduce the anticipated economic value to WiLAN or its affiliates of the acquisition of the MOSAID Shares or make it inadvisable for, or impair the ability of, WiLAN to proceed with the Offer and/or to take up and pay for MOSAID Shares deposited under the Offer and/or the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction and the transactions contemplated by the Offer or which, if the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, could be material and adverse to WiLAN or any of its affiliates or which could limit, restrict or impose limitations or conditions on the ability of WiLAN to own, operate or effect control over any material portion of the business or assets of MOSAID or its affiliates or would compel WiLAN or its affiliates to dispose of or hold separate any material portion of the business or assets of MOSAID or its affiliates or would compel WiLAN or its Subsidiaries to dispose of or hold separate any material portion of the business or assets of WiLAN or its affiliates;

“Material Contract” has the meaning ascribed thereto in clause (g) of Section 4 of the Offer to Purchase, “Conditions of the Offer”;

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, as amended or replaced from time to time;

“MI 62-104” means Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

“Minimum Tender Condition” has the meaning ascribed thereto clause (a) of Section 4 of the Offer to Purchase, “Conditions of the Offer”;

“misrepresentation” has the meaning ascribed thereto under the Securities Act (Ontario), as amended;

“MOSAID” means MOSAID Technologies Incorporated, a corporation existing under the CBCA;

“MOSAID Board” means the Board of Directors of MOSAID;

“MOSAID Shares” means issued and outstanding common shares in the capital of MOSAID together with the associated SRP Rights;

“NASDAQ” means the NASDAQ Global Select Market;

“New Credit Facilities” has the meaning ascribed thereto in Section 8 of the Circular, “Sources of Funds”;

“Non-Resident Holder” has the meaning ascribed thereto in Section 17 of the Circular, “Principal Canadian Federal Income Tax Considerations”;

“Notice” has the meaning ascribed thereto in Section 13 of the Circular, “Acquisition of MOSAID Shares Not Deposited Under the Offer”;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form printed on PINK paper accompanying the Offer to Purchase and Circular;

“Notifiable Transaction” has the meaning ascribed thereto in Section 15 of the Circular, “Regulatory Matters”;

“Offer” means the offer to purchase any and all of the issued and outstanding MOSAID Shares made hereby to Shareholders, the terms and conditions of which are set forth in the Offer Documents;

“Offer Commencement Date” means August 23, 2011;

“Offer Documents” means, collectively, the Offer to Purchase, Circular, Letter of Transmittal and Notice of Guaranteed Delivery;

“Offer Period” means the period commencing on the Offer Commencement Date and ending at the Expiry Time;

“Offer to Purchase” means the offer to purchase accompanying the Circular and forming part thereof;

“Offer to Purchase and Circular” means the Offer to Purchase and the Circular, including the Summary and the Glossary;

“Option Plan” means the employee and director stock option plan of MOSAID, as amended from time to time as of the Offer Commencement Date;

“Options” means the outstanding options to acquire MOSAID Shares granted under the Option Plan;

“OSC Rule 62-504” means Ontario Securities Commission Rule 62-504 – Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

“Over-Allotment Option” has the meaning ascribed thereto in Section 8 of the Circular, “Sources of Funds”;

“Permitted Dividends” means quarterly cash dividends to Shareholders made in conformity and consistency in all respects (including with respect to the declaration date, record date and payment date) with MOSAID’s quarterly dividend policies in effect as at August 17, 2011 and having a record date for determination of Shareholders entitled to such dividends that is prior to the date on which the Effective Time occurs, but not to exceed $0.25 per MOSAID Share per quarter;

“person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, trustee, association, organization, firm, syndicate, Governmental Entity or other entity of any kind or nature, except as otherwise provided for herein;

“PFIC” means a passive foreign investment company for U.S. federal income tax purposes;

“Proposed Amendments” has the meaning ascribed thereto in Section 17 of the Circular, “Principal Canadian Federal Income Tax Considerations”;

“Purchase Plan” means the employee and director stock purchase plan of MOSAID, as amended from time to time as of the Offer Commencement Date;

“Purchased Securities” has the meaning ascribed thereto in Section 3 of the Offer to Purchase, “Manner of Acceptance – Power of Attorney”;

“QEF” means a qualified electing fund for U.S. federal income tax purposes;

“QEF Election” has the meaning ascribed thereto in Section 18 of the Circular, “United States Federal Income Tax Considerations”;

“Required Approvals” means the Competition Act Clearance and the HSR Act Clearance;

“Resident Holder” has the meaning ascribed thereto in Section 17 of the Circular, “Principal Canadian Federal Income Tax Considerations”;

“Restricted Event” means with respect to MOSAID or any of its Subsidiaries or affiliates:

(a)
entering into or announcing any intention to enter into, any agreement, arrangement or understanding in respect of any takeover bid (other than the Offer), merger, amalgamation, statutory arrangement, share exchange, capital reorganization (including, without limitation, any division, combination, reclassification, consolidation, conversion or other change in respect of any of the MOSAID Shares or its capitalization), business combination, joint venture or other similar transaction;

(b)
any issue or purchase, including any proposals related thereto, of (i) MOSAID Shares (other than in accordance with the current terms of Options outstanding as of August 17, 2011 (being the date of the announcement of WiLAN’s intention to make the Offer) in accordance with their terms as publicly disclosed prior to August 17, 2011), options or other securities of MOSAID to any person other than a wholly-owned Subsidiary of MOSAID or (ii) securities convertible into, or rights, warrants or options to acquire, any such MOSAID Shares or other convertible securities, in each case subsequent to August 17, 2011;

(c)
any incurrence of material indebtedness (including by way of guaranteeing the indebtedness of any person) or project financing or material steps in furtherance of the foregoing, any acquisition from a third party of material assets or of securities by MOSAID or any of its Subsidiaries, or the making or committing to make any capital expenditure by MOSAID or any of its Subsidiaries not in the ordinary course of business and consistent with past practice;

(d)
acquiring, redeeming or otherwise causing a reduction in the number of, or authorizing or proposing the acquisition, redemption or other reduction in the number of, outstanding MOSAID Shares or other securities of MOSAID or any of its Subsidiaries;

(e)	waiving, releasing, granting, transferring any right of material value under or amending any Material Contract;

x

(f)	entering into any Material Contracts other than in the ordinary course of business consistent with past practice;

(g)
entering into any transaction or series of transactions, or agreement in respect thereof, pursuant to which MOSAID or any of its Subsidiaries acquire any assets, or interests therein, with either a value or aggregate purchase price that exceeds $10 million;

(h)	any change to MOSAID’s articles of incorporation or by-laws or the Shareholder Rights Plan (other than the waiver of the Shareholder Rights Plan in respect of the Offer);

(i)	any action or actions pursuant to, or as a result of, which, individually or in the aggregate, the cash reserves of MOSAID have or shall become less than $100 million;

(j)
any failure to file or furnish, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished with any Governmental Entity of competent jurisdiction in compliance with the applicable requirements of such Governmental Entity;

(k)
the taking of any action or authorizing, recommending, proposing or announcing the intention to take any action, with respect to any agreement, proposal, offer or understanding relating to any sale, license, lease, pledge or disposition or other dealing with any of the assets of MOSAID or any of its Subsidiaries or affiliates other than any such sale, license, lease, pledge or disposition or other dealing between MOSAID and any wholly-owned Subsidiary of MOSAID;

(l)
declaring, paying, authorizing or making any distributions or payments (including dividends other than Permitted Dividends) in respect of the outstanding securities of MOSAID on or subsequent to August 17, 2011;

(m)
entering into, adopting, establishing, modifying or terminating any pension plan, employee benefit plan, change in control, severance compensation or similar agreement, arrangement or plan with any directors, officers, employees or consultants of MOSAID or any of its Subsidiaries;

(n)
changing the compensation paid by MOSAID or its Subsidiaries or affiliates to their directors, officers, employees or consultants, including the granting of additional options, share appreciation rights, deferred share units, bonuses, awards or increased benefits, or in the circumstances under which such compensation would be payable, including as a result of or in connection with the transactions contemplated by the Offer (other than in accordance with terms publicly disclosed by MOSAID prior to August 17, 2011);

(o)	any other transaction, the consummation of which could reasonably be likely to have a Material Adverse Effect; and

(p)	any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by or to MOSAID, or any agreement to engage in any of the foregoing;

“Revolving Facility” has the meaning ascribed thereto in Section 8 of the Circular, “Sources of Funds”;

“Rights Certificate” means separate certificates evidencing the SRP Rights after the Separation Time;

“SEC” means the United States Securities and Exchange Commission;

“Second Request” has the meaning ascribed thereto in Section 15 of the Circular, “Regulatory Matters”;

“Securities Authorities” means the TSX, the NASDAQ and the Securities Regulatory Authorities;

“Securities Laws” means any applicable Canadian provincial securities Laws and any other applicable securities Laws;

“Securities Regulatory Authorities” means the Canadian Securities Regulatory Authorities and the SEC;

“Separation Time” has the meaning ascribed thereto in Section 3 of the Circular, “Certain Information Concerning Securities of MOSAID – MOSAID Shareholder Rights Plan”;

 “Shareholder Rights Plan” means the shareholder rights plan agreement dated July 8, 2005 between MOSAID and CIBC Mellon Trust Company, as the rights agent as modified or amended or superseded by any replacement shareholder rights plan of MOSAID;

“Shareholders” means holders of MOSAID Shares and “Shareholder” means any one of them;

“Soliciting Dealer” has the meaning ascribed thereto in Section 19 of the Circular, “Other Matters Relating to the Offer – Dealer Managers and Soliciting Dealer Group”;

“Soliciting Dealer Group” has the meaning ascribed thereto in Section 19 of the Circular, “Other Matters Relating to the Offer – Dealer Managers and Soliciting Dealer Group”;

“SRP Rights” means the rights issued pursuant to the Shareholder Rights Plan;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto in Section 13 of the Circular, “Acquisition of MOSAID Shares Not Deposited Under the Offer”;

“Subsidiary” means, with respect to any person, any other person of which 50% or more of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such person and/or by one or more of its Subsidiaries and, in the case of MOSAID, a “Subsidiary” shall include, without limitation, any person that is treated as a subsidiary by MOSAID for purposes of its financial statements;

“Supplementary Information Request” has the meaning ascribed thereto in Section 15 of the Circular, “Regulatory Matters”;

“Take-Over Bid” has the meaning ascribed thereto in the Shareholder Rights Plan;

“Take Up” means the initial take up by WiLAN pursuant to the Offer resulting in WiLAN and/or its affiliates owning 66⅔% of the issued and outstanding MOSAID Shares;

“Take-Up Date” means a date upon which WiLAN takes up or acquires MOSAID Shares pursuant to the Offer;

“Tax Act” means the Income Tax Act (Canada) and the Income Tax Regulations (Canada), as amended;

“Termination Event” means the earliest to occur of any of:  (i) the Deadline; or (ii) WiLAN delivering to the Underwriters or the Debenture Trustee, as applicable, a notice, executed by WiLAN, declaring that WiLAN will terminate the Offer;

“TSX” means the Toronto Stock Exchange;

“Underwriters” means, collectively, Canaccord Genuity Corp., CIBC World Markets Inc., Paradigm Capital Inc., National Bank Financial Inc., Fraser MacKenzie Limited and NCP Northland Capital Partners Inc.;

“U.S.” or “United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder;

“U.S. Holder” has the meaning ascribed thereto in Section 18 of the Circular, “United States Federal Income Tax Considerations”;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder;

“WiLAN” means Wi-LAN Inc., a corporation existing under the CBCA; and

“WiLAN Board” means the Board of Directors of WiLAN.

SUMMARY

The following is a summary only and is qualified by the detailed provisions contained elsewhere in the Offer to Purchase, Circular, Letter of Transmittal and Notice of Guaranteed Delivery. Shareholders are urged to read the Offer to Purchase, Circular, Letter of Transmittal and Notice of Guaranteed Delivery in their entirety. Capitalized terms used in this summary, where not otherwise defined herein, are defined in the Glossary unless the context otherwise requires.

The information concerning MOSAID contained in the Offer to Purchase, Circular, Letter of Transmittal and Notice of Guaranteed Delivery has been taken from or based upon publicly available documents and records on file with Canadian Securities Regulatory Authorities and other public sources available as at August 22, 2011. As of the date hereof, MOSAID has not reviewed this Offer to Purchase or the accompanying Circular and has not confirmed the accuracy and statements of the information in respect of MOSAID contained herein.  Although WiLAN has no knowledge that would indicate that any statements contained herein taken from or based on such information or such documents and records are untrue or incomplete, neither WiLAN, nor its directors and officers, assume any responsibility for the accuracy or completeness of such information or the information taken from or based upon such documents and records, or for any failure by MOSAID to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to WiLAN.

The Offer

WiLAN hereby offers to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding MOSAID Shares (together with associated SRP Rights) other than any MOSAID Shares owned, directly or indirectly, by WiLAN and is affiliates, including MOSAID Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the exercise of Options or other rights to acquire MOSAID Shares (other than SRP Rights), for $38.00 in cash per MOSAID Share. See Section 1 of the Offer to Purchase, “The Offer”. The consideration under the Offer is subject to adjustment in the case of payment by MOSAID of certain dividends. See Section 9 of the Offer to Purchase, “Changes in Capitalization, Dividends, Distributions and Liens”.

The closing price of the MOSAID Shares on the TSX on August 16, 2011, the last day prior to the announcement of WiLAN’s intention to make the Offer was $31.50. The volume-weighted average trading price of the MOSAID Shares on the TSX for the 10 trading days ended August 16, 2011 was $30.34. The Offer price of $38.00 per MOSAID Share represents a premium of approximately 25% and 21% over the 10 trading day volume-weighted average trading price and the closing price, respectively, of the MOSAID Shares on the TSX as at August 16, 2011.

The Offer is made only for MOSAID Shares and is not made for any Options or other rights (other than SRP Rights) to acquire MOSAID Shares. Any holder of Options or other rights (other than SRP Rights) to acquire MOSAID Shares who wishes to accept the Offer should, subject to and to the extent permitted by the terms of the Option Plan, the terms of any agreement governing such Options or other rights and applicable Law, exercise or convert such Options or other rights in order to obtain certificates representing MOSAID Shares and deposit the MOSAID Shares in accordance with the Offer. See Section 1 of the Offer to Purchase, the “Offer”. Any such exercise or conversion must be completed sufficiently in advance of the Expiry Time to assure the holder of such Options or other rights to acquire MOSAID Shares that the holder will have certificates representing the MOSAID Shares received on such exercise or conversion available for deposit prior to the Expiry Time, or in sufficient time to comply with the procedures described under “Manner of Acceptance – Procedure for Guaranteed Delivery” in Section 3 of the Offer to Purchase.

The obligation of WiLAN to take up and pay for MOSAID Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the Laws of such jurisdiction. However, WiLAN may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

Time for Acceptance

The Offer is open for acceptance until, but not later than, 5:00 p.m. (Eastern time) on September 28, 2011 unless withdrawn or extended. See Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”.

WiLAN

WiLAN is a corporation governed by the CBCA. WiLAN’s registered office is located at 11 Holland Avenue, Suite 608, Ottawa, Ontario, K1Y 4S1. WiLAN’s common shares are listed and posted for trading on the TSX under the symbol “WIN” and are also listed on the NASDAQ Global Select Market under the symbol “WILN”.

WiLAN is a leading technology innovation and licensing company. Through both internal research and development and acquisitions from third parties, WiLAN has acquired intellectual property in the form of patents and patent applications in many different countries that it has licensed to more than 250 companies in markets around the world.

WiLAN was founded in 1992 as a pioneer in the design, development and delivery of broadband wireless technologies. Innovations developed and patented by WiLAN’s founding team and engineers led to the commercialization of advanced broadband wireless equipment more than a decade ago. WiLAN’s patented V-Chip technology was also developed and commercialized over a decade ago.

WiLAN continues to conduct ongoing research and development with a focus on commercializing inventions in next-generation wireless communication systems.  One of WiLAN’s specific research interests is the development of enabling technologies for Whitespace networking.  Whitespace networks are expected to be deployed in wireless frequencies that are vacated as TV broadcasts move from analog to digital and which may deliver valuable new applications and services such as wireless delivery of video inside and outside the home.  WiLAN continues to research ways to ensure Whitespace networking equipment will co-exist with other wireless applications in the VHF/UHF frequencies including emergency service radios and wireless microphones.  WiLAN has developed a number of basic inventions in these areas that could yield hundreds of patents.

In its licensing business, WiLAN has signed licenses with companies that sell products utilizing the following technologies: CDMA (“Code Division Multiple Access” – a cellular telecommunications specification); Wi-Fi (the underlying technology of wireless local area networks based on various IEEE 802.11 specifications); WiMAX (“Worldwide Interoperability for Microwave Access” – a standards-based broadband wireless technology that provides metropolitan area network connectivity based on IEEE 802.16 specifications); LTE (“Long Term Evolution” – high performance air interface for cellular mobile communication systems designed to increase the capacity and speed of mobile telephone networks); ADSL (“Asymmetric Digital Subscriber Line” – a standards-based access technology that provides broadband Internet access over twisted pair telecommunications wiring); DOCSIS (“Data Over Cable Service Interface Specifications” – a standards-based access technology that provides broadband Internet access over cable networks); Bluetooth (a wireless protocol for exchanging data over short distances between fixed and mobile devices); and V-Chip (a technology that permits the blocking of television programs at a receiver (such as a television, multi-media equipped personal computer or set-top box) by viewers based on ratings information carried on the television signal).

Over 250 companies have licensed various WiLAN technologies including AmTRAN Technology Co., Ltd., ASUSTeK Computer Inc., Atheros Communications, Inc., Broadcom Corporation, Cisco Systems, Inc., Fujitsu Microelectronics America, Inc., Hon Hai Precision Co., Ltd., Infineon Technologies AG, Intel Corporation, LG Electronics, Inc., Marvell Semiconductor, Inc., Panasonic Corporation (formerly, Matsushita Electric Industrial Co., Ltd.), Motorola Mobility Holdings, Inc., Motorola Solutions, Inc., NEC Corporation, Nikon Corporation, Nokia Corporation, Research In Motion Limited, Samsung Electronics Co., Ltd. and Sharp Corporation.

WiLAN expects to continue to generate revenues from licensing its patent portfolio and other technologies, while also assisting other corporations in the licensing of patents and technologies owned by those corporations and monetizing other patents that are excess to WiLAN’s needs by brokering sales of such patents to third parties for whom such patents hold a greater value. WiLAN currently has a portfolio of more than 1,400 patents, including issued and pending patents and foreign equivalents.

MOSAID Technologies Incorporated

MOSAID is a company resulting from a series of amalgamations of predecessor companies which were incorporated under the Business Corporations Act (Ontario) and is now a corporation continued under and governed by the CBCA. MOSAID’s registered and head office is located at 11 Hines Road, Ottawa, Ontario, K2K 2X1. The MOSAID Shares are listed and posted for trading on the TSX under the symbol “MSD”.

MOSAID’s “core business” is the licensing of patented semiconductor and wireless/wireline communications intellectual property complemented by the development of “innovative memory and other technologies”. MOSAID had been involved in the semiconductor industry since 1975, initially focusing on the design of semiconductor products under contract to memory manufacturers. Following a proxy contest that was settled prior to MOSAID’s annual general meeting of shareholders in September 2006, MOSAID has divested itself of “non-core” assets and restructured itself as being focused on patent licensing and research and development. MOSAID currently licenses patents based on internally generated innovations, patents obtained by acquisition, and patents to which MOSAID has secured exclusive sub-licensing rights. At July 31, 2011, MOSAID’s patent portfolio included more than 2,600 patents issued or pending.

II

Purpose of the Offer and Plans Regarding the Acquisition of MOSAID Shares Not Deposited

The purpose of the Offer is to enable WiLAN to acquire, on the terms and subject to the conditions of the Offer, directly or indirectly, all of the outstanding MOSAID Shares. See Section 5 of the Circular, “Purpose of the Offer”. If WiLAN takes up and pays for the MOSAID Shares validly deposited under the Offer, WiLAN currently intends to carry out a Compulsory Acquisition or Subsequent Acquisition Transaction to expeditiously effect the acquisition of all of the MOSAID Shares not deposited under the Offer. See Section 13 of the Circular, “Acquisition of MOSAID Shares Not Deposited Under the Offer”.

Although WiLAN currently intends to propose a Compulsory Acquisition or Subsequent Acquisition Transaction generally on the same terms as the Offer, it is possible that, as a result of delays in WiLAN’s ability to effect such a transaction, information hereafter obtained by WiLAN, changes in general economic, industry, regulatory or market conditions or in the business of MOSAID, or other currently unforeseen circumstances, such a transaction may not be so proposed, may be delayed or abandoned or may be proposed on different terms.

Conditions of the Offer

Notwithstanding any other provision of the Offer, and subject to applicable Laws, and in addition to (and not in limitation of) WiLAN’s right to withdraw, extend, vary or change the Offer at any time prior to the Expiry Time pursuant to Section 5 of the Offer to Purchase, “Extension, Variation or Change to the Offer”, WiLAN shall have the right to withdraw or terminate the Offer (or amend the Offer to postpone taking up and paying for MOSAID Shares deposited under the Offer) and not accept for payment, take up, purchase or pay for, or extend the period of time during which the Offer is open for acceptance and postpone taking up and paying for, any MOSAID Shares deposited under the Offer, unless all of the conditions set forth in Section 4 of the Offer to Purchase, “Conditions of the Offer”, are complied with or waived by WiLAN. The Offer is conditional upon, among other things, that (1) such number of MOSAID Shares that, together with any MOSAID Shares owned by WiLAN and its affiliates, represent more than 66⅔% of the outstanding MOSAID Shares (calculated on a Fully-Diluted Basis) at the Expiry Time shall have been validly deposited or tendered under the Offer and not withdrawn, (2) certain regulatory approvals shall have been obtained and/or waiting periods shall have expired, as described herein, (3) WiLAN having determined that there shall not exist and shall not have occurred, a Material Adverse Effect, and (4) the Shareholder Rights Plan shall have been waived, invalidated or cease-traded. Unless otherwise specified, all of such conditions are for the exclusive benefit of WiLAN and may be waived by it, in whole or in part, at or prior to the Expiry Time without prejudice to any other rights that WiLAN may have. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

Regulatory Matters

WiLAN’s obligation to take up and pay for MOSAID Shares under the Offer is conditional upon, among other things, the Competition Act Clearance and the HSR Act Clearance having been obtained. WiLAN has made or intends to make shortly the necessary applications to obtain all necessary approvals and is confident that it can obtain all such approvals. See Section 4 of the Offer to Purchase, “Conditions of the Offer” and Section 15 of the Circular, “Regulatory Matters”.

Manner of Acceptance

A Shareholder who wishes to accept the Offer must properly complete and execute the accompanying Letter of Transmittal printed on YELLOW paper or manually signed facsimile thereof and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their MOSAID Shares and all other required documents, with the Depositary and Information Agent at its office in Toronto, Ontario specified in the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal. See Section 3 of the Offer to Purchase, “Manner of Acceptance – Letter of Transmittal”.

If a Shareholder wishes to accept the Offer and deposit its MOSAID Shares under the Offer and the certificate(s) representing such Shareholder’s MOSAID Shares is (are) not immediately available, or if the certificate(s) and all other required documents cannot be provided to the Depositary and Information Agent at or prior to the Expiry Time, such MOSAID Shares nevertheless may be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery printed on PINK paper, or a manually executed facsimile thereof, in accordance with the instructions in the Notice of Guaranteed Delivery. See Section 3 of the Offer to Purchase, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

III

Shareholders may accept the Offer by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary and Information Agent at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Shareholders may also accept the Offer by following the procedure for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message in respect thereof, or a Letter of Transmittal, properly completed and executed in accordance with the instructions therein, with the signatures guaranteed, if required, and all other required documents, are received by the Depositary and Information Agent at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Shareholders accepting the Offer through book-entry transfer must make sure such documents or Agent’s Message are received by the Depositary and Information Agent at or prior to the Expiry Time.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their MOSAID Shares directly with the Depositary and Information Agent or if they make use of the services of a Soliciting Dealer to accept the Offer.

Shareholders whose MOSAID Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer to take the necessary steps to be able to deposit such MOSAID Shares under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

Shareholders should contact the Depositary and Information Agent, a Dealer Manager, a Soliciting Dealer or a broker or dealer for assistance in accepting the Offer and in depositing MOSAID Shares with the Depositary and Information Agent.

Take-Up and Payment for Deposited MOSAID Shares

If all the conditions of the Offer (including the conditions specified in Section 4 of the Offer to Purchase, “Conditions of the Offer”) have been satisfied or waived by WiLAN at or prior to the Expiry Time, WiLAN will take up and pay for MOSAID Shares validly deposited under the Offer and not properly withdrawn not later than ten days after the Expiry Time. Any MOSAID Shares taken up will be paid for as soon as possible, and in any event not later than the earlier of (i) three business days after they are taken up and (ii) ten days after the Expiry Time. Any MOSAID Shares deposited under the Offer after the date upon which MOSAID Shares are first taken up under the Offer will be taken up and paid for not later than ten days after such deposit. See Section 6 of the Offer to Purchase, “Take-Up Of and Payment for Deposited MOSAID Shares”.

Withdrawal of Deposited MOSAID Shares

MOSAID Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the MOSAID Shares have been taken up by WiLAN under the Offer and in the other circumstances described in Section 7 of the Offer to Purchase, “Withdrawal of Deposited MOSAID Shares”.

Except as so indicated or as otherwise required by applicable Laws, deposits of MOSAID Shares are irrevocable.

Acquisition of MOSAID Shares Not Deposited

If within 120 days after the date of the Offer, the Offer is accepted by Shareholders who in the aggregate hold not less than 90% of the issued and outstanding MOSAID Shares on a Fully-Diluted Basis other than MOSAID Shares held at the date of the Offer by or on behalf of WiLAN, or an affiliate or associate of WiLAN, and WiLAN acquires or is bound to take up and pay for such Deposited MOSAID Shares under the Offer, WiLAN may, at its option, acquire those MOSAID Shares which remain outstanding held by those persons who did not accept the Offer pursuant to a Compulsory Acquisition. If a Compulsory Acquisition is not available or WiLAN chooses not to avail itself of such statutory right of acquisition, WiLAN may, at its option, pursue other means of acquiring the remaining MOSAID Shares not tendered under the Offer pursuant to a Subsequent Acquisition Transaction. If WiLAN proposes a Subsequent Acquisition Transaction, WiLAN intends to cause the MOSAID Shares acquired under the Offer to be voted in favour of such a Subsequent Acquisition Transaction and, to the extent permitted by applicable Laws, to be counted as part of any minority approval that may be required in connection with such transaction. The timing and details of such a Subsequent Acquisition Transaction, if any, will necessarily depend on a variety of factors, including the number of MOSAID Shares acquired pursuant to the Offer. If, after taking up MOSAID Shares under the Offer, WiLAN owns at least 66⅔% of the outstanding MOSAID Shares on a Fully-Diluted Basis and sufficient votes are cast by “minority” holders to constitute a majority of the “minority” pursuant to MI 61-101, WiLAN should own sufficient MOSAID Shares to be able to effect a Subsequent Acquisition Transaction. See Section 13 of the Circular, “Acquisition of MOSAID Shares Not Deposited Under the Offer”.

IV

Shareholders who do not deposit their MOSAID Shares under the Offer will not be entitled to any right of dissent or appraisal. However, Shareholders who do not deposit their MOSAID Shares under the Offer may have certain rights of dissent if WiLAN acquires such MOSAID Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction, including the right to seek judicial determination of the fair value of their MOSAID Shares. See Section 13 of the Circular, “Acquisition of MOSAID Shares Not Deposited Under the Offer”.

Stock Exchange Listing

The MOSAID Shares are listed on the TSX under the symbol “MSD”. See Section 3 of the Circular, “Certain Information Concerning Securities of MOSAID”. The purchase of MOSAID Shares by WiLAN under the Offer will reduce the number of MOSAID Shares that might otherwise trade publicly and will reduce the number of Shareholders and, depending on the number of MOSAID Shares acquired by WiLAN could materially adversely affect the liquidity and market value of any remaining MOSAID Shares held by the public. Depending on the number of MOSAID Shares purchased by WiLAN under the Offer or otherwise, it is possible that the MOSAID Shares will fail to meet the criteria of the TSX for continued listing. If WiLAN proceeds with a Compulsory Acquisition or a Subsequent Acquisition Transaction, WiLAN intends to cause MOSAID to apply to delist the MOSAID Shares from the TSX as soon as practicable after completion of the Offer and such Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 16 of the Circular, “Effect of the Offer on the Market for and Listing of MOSAID Shares and Status as a Reporting Issuer”.

Principal Canadian Federal Income Tax Considerations

Generally, a Resident Holder who disposes of MOSAID Shares pursuant to the Offer will realize a capital gain (or capital loss) equal to the amount, if any, by which the amounts received for such MOSAID Shares pursuant to the Offer, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Holder of the MOSAID Shares immediately before the disposition.

Generally, a Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of MOSAID Shares pursuant to the Offer, unless the MOSAID Shares are “taxable Canadian property” of the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

The foregoing is a very brief summary of certain principal Canadian federal income tax consequences and is qualified in its entirety by Section 17 of the Circular, “Principal Canadian Federal Income Tax Considerations”, which provides a summary of the principal Canadian federal income tax considerations generally applicable to Shareholders. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of MOSAID Shares pursuant to the Offer, a Compulsory Acquisition, a Compelled Acquisition or a Subsequent Acquisition Transaction.

Holders of Options should consult their own tax advisors having regard to their own personal circumstances.

United States Federal Income Tax Considerations

In general, a U.S. Holder who disposes of MOSAID Shares pursuant to the Offer should recognize a capital gain or loss for United States federal income tax purposes equal to the difference, if any, between (a) the amount of cash received by the U.S. Holder pursuant to the Offer and (b) such U.S. Holder’s adjusted tax basis in the MOSAID Shares so disposed.

Backup withholding and information reporting may apply to U.S. Holders participating in the Offer.

The foregoing is a very brief summary of certain United States federal income tax consequences of the Offer and is qualified in its entirety by Section 18 of the Circular, “United States Federal Income Tax Considerations”, which provides a summary of the principal United States federal income tax considerations generally applicable to US Holders. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of MOSAID Shares pursuant to the Offer, a Compulsory Acquisition, a Compelled Acquisition or a Subsequent Acquisition Transaction.

V

U.S. Holders of Options should consult their own tax advisors having regard to their own personal circumstances.

Depositary and Information Agent

Kingsdale Shareholder Services Inc. has been retained to act as depositary and information agent for the Offer. The Depositary and Information Agent will receive deposits of certificates representing the MOSAID Shares and accompanying Letters of Transmittal at its office specified in the Letter of Transmittal. In addition, the Depositary and Information Agent will receive Notices of Guaranteed Delivery at its office specified in the Letter of Transmittal and the Notice of Guaranteed Delivery. The Depositary and Information Agent will be responsible for giving certain notices, if required, and for making payment for all MOSAID Shares purchased by WiLAN under the Offer.

In addition, the Depositary and Information Agent will be responsible for providing information about the Offer to Shareholders. Questions and requests for assistance may be directed to the Depositary and Information Agent at 1-866-581-1477 (toll-free) or 416-867-2272 (outside North America).

Shareholders should contact the Depositary and Information Agent or a broker or dealer for assistance in accepting the Offer and in depositing MOSAID Shares with the Depositary and Information Agent. No fee or commission will be payable by Shareholders who transmit their MOSAID Shares directly to the Depositary and Information Agent to accept the Offer.

See Sections 2, 3 and 6 of the Offer to Purchase, “Time of Acceptance”, “Manner of Acceptance” and “Take-Up Of and Payment for Deposited MOSAID Shares” and Section 19 of the Circular, “Other Matters Relating to the Offer – Depositary and Information Agent”.

Dealer Managers and Soliciting Dealer Group

WiLAN has retained Canaccord Genuity Corp., CIBC World Markets Inc. and Paradigm Capital Inc. to act as financial advisors to WiLAN with respect to the Offer and Canaccord Genuity Corp. and CIBC World Markets Inc. to act as Dealer Managers to solicit acceptances of the Offer. WiLAN will reimburse the Dealer Managers for their reasonable out-of-pocket expenses, and has also agreed to indemnify the Dealer Managers against certain liabilities and expenses in connection with the Offer.

Canaccord Genuity Corp. and CIBC World Markets Inc. may form a soliciting dealer group (the “Soliciting Dealer Group”) comprised of members of the Investment Industry Regulatory Organization of Canada and members of the TSX to solicit acceptances of the Offer from persons who are resident in Canada. Each member of the Soliciting Dealer Group, including the Dealer Managers, is referred to herein as a “Soliciting Dealer”.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their MOSAID Shares directly with the Depositary and Information Agent or if they make use of the services of a Soliciting Dealer to accept the Offer. However, a broker or other nominee through whom a Shareholder owns MOSAID Shares may charge a fee to tender MOSAID Shares on behalf of the Shareholder.  Shareholders should consult their brokers or nominees to determine whether any charges will apply. Shareholders should contact the Dealer Managers, the Depositary and Information Agent or a broker or dealer for assistance in accepting the Offer and depositing their MOSAID Shares with the Depositary and Information Agent.

Except as set out herein, WiLAN has not agreed to pay any fees or commissions to any stockbroker, dealer or other person for soliciting tenders of MOSAID Shares under the Offer; provided that WiLAN may make other arrangements with additional soliciting dealers, dealer managers or information agents, either within or outside Canada, for customary compensation during the Offer period if it considers it appropriate to do so.

See Section 19 of the Circular, “Other Matters Relating to the Offer – Dealer Managers and Soliciting Dealer Group”.

VI

OFFER TO PURCHASE

The accompanying Circular, which is incorporated into and forms part of the Offer to Purchase, contains important information that should be read carefully before making a decision with respect to the Offer. Unless the context otherwise requires, terms used but not defined in the Offer to Purchase have the respective meanings given to them in the accompanying Glossary.

August 23, 2011

TO:       THE SHAREHOLDERS OF MOSAID TECHNOLOGIES INCORPORATED

1.           The Offer

WiLAN hereby offers to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding MOSAID Shares (together with associated SRP Rights) other than any MOSAID Shares owned, directly or indirectly, by WiLAN and its affiliates, and including MOSAID Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the exercise of Options or other rights to acquire MOSAID Shares (other than SRP Rights), for $38.00 in cash for each MOSAID Share.

The closing price of the MOSAID Shares on the TSX on August 16, 2011, the last day prior to the announcement of WiLAN’s intention to make the Offer was $31.50. The volume-weighted average trading price of the MOSAID Shares on the TSX for the 10 trading days ended August 16, 2011 was $30.34. The Offer price of $38.00 per MOSAID Share represents a premium of approximately 25% and 21% over the 10 trading day volume-weighted average trading price and the closing price, respectively, of the MOSAID Shares on the TSX as at August 16, 2011.

Shareholders who have deposited their MOSAID Shares pursuant to the Offer will be deemed to have deposited the SRP Rights associated with such MOSAID Shares. No additional payment will be made for the SRP Rights and no part of the consideration to be paid by WiLAN for the MOSAID Shares will be allocated to the SRP Rights.

The Offer is made only for MOSAID Shares and is not made for any Options or other rights (other than SRP Rights) to acquire MOSAID Shares. Any holder of Options or other rights (other than SRP Rights) to acquire MOSAID Shares who wishes to accept the Offer should, subject to and to the extent permitted by the terms of the Option Plan, the terms of any agreement governing such Options or other rights and applicable Law, exercise or convert such Options or other rights in order to obtain certificates representing MOSAID Shares and deposit the MOSAID Shares in accordance with the terms of the Offer. Any such exercise or conversion must be completed sufficiently in advance of the Expiry Time to assure the holder of such Options or other rights to acquire MOSAID Shares that the holder will have certificates representing the MOSAID Shares received on such exercise or conversion available for deposit prior to the Expiry Time, or in sufficient time to comply with the procedures described under “Manner of Acceptance – Procedure for Guaranteed Delivery” in Section 3 of the Offer to Purchase.

Based on public disclosures made by MOSAID, WiLAN understands that, unless the MOSAID Board or its human resources committee has determined otherwise with respect to any given Option upon any Change in Control (which would include transactions contemplated by the Offer): (1) Options issued pursuant to the Option Plan will generally immediately vest and become fully exercisable; (2) Options will generally be “cashed out” at the Change in Control Price less the applicable exercise price of such Options on the date on which the Change in Control is deemed to have occurred if the Change in Control Price is higher than any such Option’s exercise price; and (3) if the Change in Control Price is equal to or lower than any given Option’s exercise price, such Options may be terminated by the MOSAID Board or its human resources committee, in which case such Options shall be of no further force or effect. In addition, the MOSAID Board or human resources committee has the right to provide for the conversion or exchange of any outstanding Options into or for options, right or other securities in any entity participating or resulting from any Change in Control and may, at its discretion, determine that unvested Options may not become exercisable but shall be cancelled upon a Change in Control.

WiLAN has no knowledge as to whether the MOSAID Board or its human resources committee has varied the terms of any granted Options from the general terms relating to a Change in Control set out in the Option Plan which are summarized above. Consequently, the effects of the Offer on individual Options will depend on the terms of the Option Plan, the terms of the individual agreements pursuant to which such Options were granted and applicable Laws and the actions of the MOSAID Board or its human resources committee.

It is a condition of the Offer that all outstanding Options shall have been exercised, cancelled or otherwise dealt with on terms satisfactory to WiLAN. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

All cash payable under the Offer will be denominated in Canadian dollars.

WiLAN’s obligation to take up and pay for MOSAID Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

Shareholders who do not deposit their MOSAID Shares under the Offer will not be entitled to any right of dissent or appraisal in connection with the Offer. However, Shareholders who do not deposit their MOSAID Shares under the Offer may have certain rights of dissent in the event WiLAN acquires such MOSAID Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction, including the right to seek judicial determination of the fair value of their MOSAID Shares. See Section 13 of the Circular, “Acquisition of MOSAID Shares Not Deposited Under the Offer”.

Shareholders should contact the Depositary and Information Agent, a Dealer Manager, a Soliciting Dealer or a broker or dealer for assistance in accepting the Offer and in depositing MOSAID Shares with the Depositary and Information Agent.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their MOSAID Shares directly with the Depositary and Information Agent or if they make use of the services of a Soliciting Dealer to accept the Offer.

Shareholders whose MOSAID Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance if they wish to accept the Offer to take the necessary steps to be able to deposit such MOSAID Shares under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the Laws of such jurisdiction. However, WiLAN may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

2.           Time for Acceptance

The Offer is open for acceptance until 5:00 p.m. (Eastern time) on September 28, 2011 unless the Offer is withdrawn or extended by WiLAN. See Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer” and Section 7 of the Offer to Purchase, “Withdrawal of Deposited MOSAID Shares”.

3.           Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by delivering to the Depositary and Information Agent at its office in Toronto, Ontario specified in the Letter of Transmittal printed on YELLOW paper accompanying the Offer, so as to be received at or prior to the Expiry Time:

(a)	certificate(s) representing the MOSAID Shares in respect of which the Offer is being accepted;

(b)
a Letter of Transmittal in the form accompanying the Offer, properly completed and executed in accordance with the instructions set out in the Letter of Transmittal (including signature guarantee if required); and

(c)	all other documents required by the terms of the Offer and the Letter of Transmittal.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their MOSAID Shares directly with the Depositary and Information Agent or if they make use of the services of a Soliciting Dealer to accept the Offer.

Participants in CDS or DTC should contact the Depositary and Information Agent with respect to the deposit of their MOSAID Shares under this Offer. CDS and DTC will be issuing instructions to their participants as to the method of depositing such MOSAID Shares under the terms of this Offer.

Shareholders are required to deposit the SRP Right associated with each MOSAID Share in order to effect a valid deposit of such MOSAID Share or, if available, a Book-Entry Confirmation must be received by the Depositary and Information Agent with respect thereto. If the Separation Time does not occur prior to the Expiry Time, a deposit of MOSAID Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs prior to the Expiry Time and Rights Certificates are distributed to Shareholders prior to the time that a Shareholder deposits its MOSAID Shares pursuant to the Offer, in order for the MOSAID Shares to be validly deposited, Rights Certificates(s) representing SRP Rights equal in number to the number of MOSAID Shares deposited must be delivered to the Depositary and Information Agent. If the Separation Time occurs prior to the Expiry Time and Rights Certificates are not distributed to Shareholders by the time that a Shareholder deposits its MOSAID Shares pursuant to the Offer, the Shareholder may deposit its SRP Rights prior to receiving Rights Certificate(s) by using the procedures for guaranteed delivery described below. In any case, a deposit of MOSAID Shares constitutes an agreement by the Shareholder to deliver Rights Certificate(s) representing the associated SRP Rights to the Depositary and Information Agent prior to 5:00 p.m. (Eastern time) on the third trading day on the TSX after the date, if any, that Rights Certificates are distributed to Shareholders. WiLAN reserves the right to require, if a Separation Time occurs prior to the Expiry Time, that the Depositary and Information Agent receives Rights Certificate(s) from a Shareholder representing such SRP Rights prior to the Offeror taking up the MOSAID Shares for payment pursuant to the Offer.

The signature on the Letter of Transmittal must be guaranteed by an Eligible Institution or in some other manner acceptable to the Depositary and Information Agent (except that no guarantee is required for the signature of a depositing Shareholder which is an Eligible Institution) if it is signed by a person other than the registered owner(s) of the MOSAID Shares being deposited, or if the MOSAID Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of MOSAID, or if payment is to be issued in the name of a person other than the registered owner(s) of the MOSAID Shares being deposited. If a Letter of Transmittal is executed by a person other than the registered holder of the MOSAID Shares represented by the certificate(s) deposited therewith, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution.

The Offer will be deemed to be accepted only if the Depositary and Information Agent has actually received these documents at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Alternatively, MOSAID Shares may be deposited under the Offer in compliance with the procedures for guaranteed delivery set out below under the heading “Procedure for Guaranteed Delivery” or in compliance with the procedures for book-entry transfers set out below under the heading “Acceptance by Book-Entry Transfer”.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit MOSAID Shares under the Offer and either (a) the certificate(s) representing the MOSAID Shares and, if the Separation Time has occurred prior to the Expiry Time, the Rights Certificate(s) representing the associated SRP Rights is (are) not immediately available, (b) the Shareholder cannot complete the procedure for book-entry transfer of the MOSAID Shares on a timely basis, (c) the certificate(s) and all other required documents cannot be delivered to the Depositary and Information Agent at or prior to the Expiry Time or (d) if the Separation Time has occurred prior to the Expiry Time but Rights Certificates have not been distributed to Shareholders prior to the Expiry Time, those MOSAID Shares (including associated SRP Rights) may nevertheless be deposited validly under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution; and

(b)
a Notice of Guaranteed Delivery printed on PINK paper in the form accompanying the Offer, or a manually executed facsimile thereof, properly completed and executed, including the guarantee of delivery by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary and Information Agent at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time; and

(c)
the certificate(s) representing the Deposited MOSAID Shares and, if the Separation Time has occurred prior to the Expiry Time and Rights Certificates have been distributed to Shareholders prior to the Expiry Time, the Rights Certificates representing the associated SRP Rights, in proper form for transfer, together with a Letter of Transmittal or a manually signed facsimile thereof, properly completed and duly executed with signatures guaranteed, if so required, or, in the case of a book-entry transfer, a Book-Entry Confirmation with respect to the Deposited MOSAID Shares and, in the case of DTC accounts, a Letter of Transmittal or a manually signed facsimile thereof, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal, and all other documents required by the Letter of Transmittal, are received by the Depositary and Information Agent at its office in Toronto, Ontario, Canada at or prior to 5:00 p.m. (Eastern time) on the third trading day on the TSX after the Expiry Time; and

(d)
if the Separation Time has occurred prior to the Expiry Time but Rights Certificates have not been distributed to Shareholders prior to the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal or, in the case of a book-entry transfer, a Book-Entry Confirmation with respect to the Deposited MOSAID Shares and, in the case of DTC accounts, a Letter of Transmittal or a manually signed facsimile thereof, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal, and all other documents required by the Letter of Transmittal, are received by the Depositary and Information Agent at its office in Toronto, Ontario, Canada specified in the Notice of Guaranteed Delivery at or prior to 5:00 p.m. (Eastern time) on the third trading day on the TSX after the date, if any, that Rights Certificates are distributed to Shareholders.

The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary and Information Agent at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing MOSAID Shares and all other required documents to an address or transmission by facsimile to a facsimile number other than those specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying a guaranteed delivery.

Acceptance by Book-Entry Transfer

Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary and Information Agent at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. The Depositary and Information Agent has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder’s MOSAID Shares into the Depositary and Information Agent’s account in accordance with CDS procedures for such transfer. Delivery of MOSAID Shares to the Depositary and Information Agent by means of a book-entry transfer will constitute a valid deposit of such MOSAID Shares under the Offer.

Shareholders, through their respective CDS participants, who utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary and Information Agent’s account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary and Information Agent are considered a valid deposit under and in accordance with the terms of the Offer.

Shareholders may also accept the Offer by following the procedures for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message (as described below) in respect thereof or a properly completed and executed Letter of Transmittal (including signature guarantee if required) and all other required documents, are received by the Depositary and Information Agent at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. The Depositary and Information Agent has established an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC may cause DTC to make a book-entry transfer of a Shareholder’s MOSAID Shares into the Depositary and Information Agent’s account in accordance with DTC’s procedures for such transfer. However, although delivery of MOSAID Shares may be effected through book-entry transfer at DTC, either an Agent’s Message in respect thereof, or a Letter of Transmittal, properly completed and executed (including signature guarantee if required), and all other required documents, must, in any case, be received by the Depositary and Information Agent, at its office in Toronto, Ontario at or prior to the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary and Information Agent. Such documents or Agent’s Message should be sent to the Depositary and Information Agent.

The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and Information Agent and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the MOSAID Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that WiLAN may enforce such agreement against such participant.

General

In all cases, payment for MOSAID Shares deposited and taken up by WiLAN will be made only after timely receipt by the Depositary and Information Agent of the certificates representing the MOSAID Shares or book-entry transfer of MOSAID Shares into the appropriate account, a Letter of Transmittal, properly completed and duly executed, covering those MOSAID Shares with the signatures guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal, or in the case of MOSAID Shares deposited by book-entry transfer, a Book-Entry Confirmation and, in the case of DTC accounts, a Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in respect thereof, and any other required documents.

The method of delivery of certificates representing MOSAID Shares (and, if applicable, the Rights Certificate), the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the person depositing the same. WiLAN recommends that all such documents be delivered by hand to the Depositary and Information Agent and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depository and Information Agent prior to the Expiry Time.

Shareholders whose MOSAID Shares are registered in the name of a nominee should contact their broker, dealer, bank, trust company or other nominee if they wish to accept the Offer. All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any MOSAID Shares deposited pursuant to the Offer will be determined by WiLAN in its sole judgment. Depositing Shareholders agree that such determination shall be final and binding. WiLAN reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the Laws of any applicable jurisdiction. WiLAN reserves the absolute right to waive any defects or irregularities in any deposit of any MOSAID Shares. There shall be no duty or obligation on WiLAN, the Depositary and Information Agent, or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. WiLAN’s interpretation of the terms and conditions of the Offer to Purchase, the Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding.

WiLAN reserves the right to permit the Offer to be accepted in a manner other than that set out in this Section 3.

Under no circumstance will interest accrue or any amount be paid by WiLAN or the Depositary and Information Agent by reason of any delay in making payments for MOSAID Shares to any person on account of MOSAID Shares accepted for payment under the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their MOSAID Shares directly with the Depositary and Information Agent or if they make use of the services of a Soliciting Dealer to accept the Offer.

Shareholders whose MOSAID Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their MOSAID Shares if they wish to accept the Offer to take the necessary steps to be able to deposit such MOSAID Shares under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

Shareholders should contact the Depositary and Information Agent, a Dealer Manager, a Soliciting Dealer or a broker or dealer for assistance in accepting the Offer and in depositing MOSAID Shares with the Depositary and Information Agent.

Dividends and Distributions

Subject to the terms and conditions of the Offer and subject, in particular, to MOSAID Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set out herein, a Shareholder deposits, sells, assigns and transfers to WiLAN all right, title and interest in and to the MOSAID Shares covered by the Letter of Transmittal or book-entry transfer (collectively, the “Deposited MOSAID Shares”) and in and to all rights and benefits arising from such Deposited MOSAID Shares including, without limitation, any and all dividends (other than Permitted Dividends), distributions, payments, securities, property or other interests (including the SRP Rights) that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited MOSAID Shares or any of them on and after August 17, 2011, including, without limitation, any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”).

Power of Attorney

The execution of a Letter of Transmittal (or, in the case of MOSAID Shares deposited by book-entry transfer by the making of a book-entry transfer) irrevocably constitutes and appoints, effective at and after the time (the “Effective Time”) that WiLAN takes up the Deposited MOSAID Shares, each director and officer of WiLAN, and any other person designated by WiLAN in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Deposited MOSAID Shares (which Deposited MOSAID Shares (including the SRP Rights) upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”) with respect to such Purchased Securities, with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a)
to register or record the transfer and/or cancellation of such Purchased Securities, to the extent consisting of securities, on the appropriate securities registers maintained by or on behalf of MOSAID;

(b)
for so long as any such Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by WiLAN, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to WiLAN in respect of any or all Purchased Securities, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournments or postponements thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of MOSAID;

(c)
to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and

(d)	to exercise any other rights of a Shareholder with respect to such Purchased Securities, all as set out in the Letter of Transmittal.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including by book-entry transfer) revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited MOSAID Shares or any Distributions. Such depositing Shareholder agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited MOSAID Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited MOSAID Shares are not taken up and paid for under the Offer or are withdrawn in accordance with Section 7 of the Offer to Purchase, “Withdrawal of Deposited MOSAID Shares”.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including by book-entry transfer) also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournments or postponements thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of MOSAID and, except as may otherwise be agreed with WiLAN, not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to WiLAN any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and agrees to designate or appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by WiLAN as the proxy or the proxy nominee or nominees of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal (including by book-entry transfer) to execute, upon request of WiLAN, any additional documents, transfers and other assurances as may be necessary or desirable in WiLAN’s sole judgment to complete the sale, assignment and transfer of the Purchased Securities to WiLAN. Each authority therein conferred or agreed to be conferred is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of such Shareholder and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the Shareholder and all obligations of the Shareholder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Shareholder.

Formation of Agreement; Shareholders’ Representations and Warranties

The acceptance of the Offer pursuant to the procedures set out above constitutes a binding agreement between a depositing Shareholder and WiLAN, effective immediately following the time at which WiLAN takes up the MOSAID Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer and the Letter of Transmittal. This agreement includes a representation and warranty by the depositing Shareholder that (a) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made has full power and authority to deposit, sell, assign and transfer the Deposited MOSAID Shares and all rights and benefits arising from such Deposited MOSAID Shares including, without limitation, any Distributions, (b) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made owns the Deposited MOSAID Shares and any Distributions deposited under the Offer, (c) the Deposited MOSAID Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited MOSAID Shares or Distributions, to any other person, (d) the deposit of the Deposited MOSAID Shares and Distributions complies with applicable Laws, and (e) when the Deposited MOSAID Shares and Distributions are taken up and paid for by WiLAN, WiLAN will acquire good title thereto (and to any Distributions), free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

4.           Conditions of the Offer

Notwithstanding any other provision of the Offer, and subject to applicable Laws and in addition to (and not in limitation of) WiLAN’s right to extend, vary or change the Offer at any time prior to the Expiry Time pursuant to Section 5 of the Offer to Purchase, “Extension, Variation or Change to the Offer”, WiLAN shall have the right to withdraw or terminate the Offer (or amend the Offer to postpone taking up and paying for MOSAID Shares deposited under the Offer) and not accept for payment, take up, purchase or pay for, or extend the period of time during which the Offer is open for acceptance and postpone taking up and paying for, any MOSAID Shares deposited under the Offer, unless all of the following conditions are satisfied, as determined in WiLAN’s sole judgment, or waived by WiLAN at or prior to the Expiry Time:

(a)
there shall have been validly deposited or tendered pursuant to the Offer and not withdrawn at the Expiry Time that number of MOSAID Shares which constitutes at least 66⅔% of the MOSAID Shares outstanding calculated on a Fully-Diluted Basis, together with the MOSAID Shares directly or indirectly owned by WiLAN or its affiliates (the “Minimum Tender Condition”);

(b)
WiLAN shall have determined that one of the following shall have occurred: (i) the MOSAID Board shall have redeemed all outstanding SRP Rights or waived the application of the provisions of the Shareholder Rights Plan to the purchase of MOSAID Shares by WiLAN under the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction; (ii) the Shareholder Rights Plan does not and will not provide rights to Shareholders to purchase any securities of MOSAID or any of its Subsidiaries as a result of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction and does not and could not reasonably be expected to have a Material Adverse Effect; (iii) a binding cease trade order or injunction from the applicable Governmental Entity shall have been issued that has the effect of prohibiting or preventing the exercise of the SRP Rights or the issue of MOSAID Shares upon the exercise of the SRP Rights in relation to the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction, which cease trading order or injunction shall be in full force and effect; (iv) a court of competent jurisdiction shall have made a final and binding order that the SRP Rights are illegal, invalid, of no force or effect or may not be exercised in relation to the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction; or (v) the SRP Rights and the Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the MOSAID Shares with respect to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction; and WILAN, in each case, shall have determined that the Shareholder Rights Plan does not and will not adversely affect the Offer or WiLAN, either before or upon consummation of the Offer or the purchase of MOSAID Shares under the Offer or any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(c)
WiLAN (directly or through one or more affiliates) shall not have entered into an agreement with MOSAID which contemplates the acquisition, directly or indirectly, of 100% of the MOSAID Shares (other than MOSAID Shares owned, directly or indirectly, by WiLAN or any of its affiliates) in a transaction required to be approved by Shareholders at a special meeting;

(d)
all Governmental Entity approvals, authorizations, waiting or suspensory periods, waivers, permits, consents, reviews, investigations, orders, rulings, decisions, statements of no objection and exemptions that WiLAN has determined, in its sole discretion, are necessary or desirable to complete the Offer, any Compulsory Acquisition, any Subsequent Acquisition Transaction and the transactions contemplated by the Offer have been received, obtained or concluded or, in the case of waiting or suspensory periods, expired or been waived or terminated, each on terms and conditions satisfactory to WiLAN including, without limitation, the Required Approvals;

(e)
WiLAN shall have determined that no property right, franchise, concession, permit, lease or license of MOSAID, WiLAN or any of their respective Subsidiaries has been or will be materially adversely affected, whether as a result of the making of the Offer, the taking up and paying for MOSAID Shares deposited under the Offer, or the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction or otherwise, on a basis which might reduce the expected economic value to WiLAN of the acquisition of MOSAID or make it inadvisable for WiLAN to proceed with the Offer and/or with taking up and paying for MOSAID Shares deposited under the Offer and/or the completion of a Compulsory Acquisition or a Subsequent Acquisition Transaction;

(f)
WiLAN shall have determined that there shall not exist and shall not have occurred, or, if there does exist or has occurred prior to August 17, 2011, there shall not have been disclosed, generally or to WiLAN in writing, or WiLAN shall not have otherwise discovered, a Material Adverse Effect and/or a Restricted Event;

(g)
there shall not be any judgment, injunction, order, decree or stay proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer, a Compulsory Acquisition, a Subsequent Acquisition Transaction and/or transactions contemplated by the Offer nor shall there have been passed any Law by Governmental Entity in any jurisdiction, that might, directly or indirectly, result in any of the consequences referred to in paragraph (j) below, or that would or might prohibit, prevent, restrict, enjoin or delay the consummation of the Offer, a Compulsory Acquisition, a Subsequent Acquisition Transaction and/or transactions contemplated by the Offer, in each case unless the same is acceptable to WiLAN;

(h)
(i) no default, event of default, right of termination, material modification, acceleration or right of acceleration shall have occurred or be expected to occur under any note, bond, mortgage, indenture, licence, lease, contract, instrument, guarantee or other agreement or obligation (each, a “Material Contract”) of MOSAID or any of its Subsidiaries, or by which any of them or their properties or assets are subject, as a result of the making of the Offer, the taking up and paying for MOSAID Shares deposited under the Offer and/or the completion of a Compulsory Acquisition or a Subsequent Acquisition Transaction and (ii) no covenant, term or condition exists in any Material Contract of MOSAID or any of its Subsidiaries, or by which any of them or their properties or assets are subject, which could, or could reasonably be expected to, have a Material Adverse Effect (including, but not limited to, any default, event of default, right of termination, material modification, acceleration, right of acceleration, voting right, right of first refusal, pre-emptive right, purchase right, loss of control or operatorship, pricing change or other event that might ensue as a result of WiLAN taking up and paying for MOSAID Shares deposited under the Offer and/or the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction);

(i)
WiLAN shall not have become aware of any (i) material adverse claim, impairment, right, interest, limitation or other restriction of any kind whatsoever in respect of any of the properties or assets, including any rights or concessions, of MOSAID or any of its Subsidiaries, or (ii) material obligations or liabilities of MOSAID or any of its Subsidiaries, whether or not accrued, contingent or otherwise, or any other facts or circumstances, in each case, that is not specifically, fully and accurately disclosed by MOSAID in its filings with the Securities Regulatory Authorities prior to August 17, 2011;

(j)
WiLAN shall have determined that (i) no inquiry, act, action, suit, investigation, litigation, objection or opposition or other proceeding (whether formal or informal) (including matters of regulatory transgression or unlawful conduct) shall have been commenced, announced, threatened or taken before or by any Governmental Entity or by any elected or appointed public official or person in Canada or elsewhere, whether or not having the force of Law; and (ii) no Law, regulation or policy shall have been changed, proposed, enacted, promulgated, amended, applied or otherwise come into effect or exist (including with respect to the interpretation or administration thereof), in either case:

(A)
that could cease trade, enjoin, prevent, prohibit, restrict or impose limitations or conditions (including by way of a temporary restraining order, preliminary or permanent injunction, decree, judgment, order or otherwise) on WiLAN from making the Offer, the purchase by or the sale to WiLAN of the MOSAID Shares, the take up or acquisition of MOSAID Shares by WiLAN (including with respect to any currency exchange transactions required to take up or acquire the MOSAID Shares by WiLAN), the distribution or trading of MOSAID securities and/or WiLAN securities, the delivery of cash in consideration for the MOSAID Shares taken up or acquired by WiLAN and the right of WiLAN indirectly, to acquire, own or exercise full rights of ownership of the MOSAID Shares, or the consummation of the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction or the transactions contemplated by the Offer;

(B)
that seeks to obtain from MOSAID or any of its Subsidiaries or affiliates, or from any of their respective directors or officers, or from WiLAN or any of its Subsidiaries or affiliates, or from any of their respective directors or officers, any material damages directly or indirectly in connection with the Offer and the transactions contemplated by the Offer;

(C)
which, if successful, in the reasonable discretion of WiLAN, would make uncertain the ability of MOSAID and its Subsidiaries and affiliates to complete the Offer, any Compulsory Acquisition or Subsequent Acquisition Transaction and any transactions contemplated by the Offer;

(D)	which requires divestiture by WiLAN of any securities; or

(E)
which could reasonably be likely to cause or result in a Material Adverse Effect or which materially and adversely affects or could reasonably be expected to materially and adversely affect the market price or value of MOSAID securities or WiLAN securities;

(k)
WiLAN shall have determined that none of MOSAID or any of its Subsidiaries or affiliates, or any Governmental Entity or other third party has taken or proposed to take any action or has failed to take any action, or disclosed a previously undisclosed action or event (in each case other than an action or failure to take an action specifically and publicly disclosed by MOSAID prior to August 17, 2011), that could reasonably be likely to cause or result in a Material Adverse Effect;

(l)
WiLAN shall have determined that there shall not have occurred, developed, come into existence or been threatened on or after the date of this Offer: (i) any general suspension of trading in, or limitation on prices for, securities on the TSX or NASDAQ; (ii) any event, action, state, condition, Law (including, without limitation, whether new or changed) or major financial, political or economic occurrence of national or international consequence or other occurrence of any nature (including, without limitation, terrorism, catastrophe, war or act of terrorism) which seriously adversely affects or involves, or will or could reasonably be expected to seriously adversely affect or involve the financial, credit, banking or capital markets or major stock exchange indices in Canada or the United States or the business operations or affairs of MOSAID and its Subsidiaries and/or WiLAN and its Subsidiaries; (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States; (iv) any limitation (whether or not mandatory) by any Governmental Entity on, or other event that, in the reasonable judgment of WiLAN, might affect the extension of credit by banks or other financial institutions; (v) any material change in currency exchange rates or a suspension or limitation on the markets therefor, (vi) a commencement of war or armed hostilities or other national or international calamity involving Canada or the United States; or (vii) in the case of any of the foregoing existing at August 17, 2011, a material acceleration or worsening thereof;

(m)
none of MOSAID or any of its Subsidiaries or affiliates shall have (i) authorized, effected or announced an intention to effect, or (ii) entered into any agreement, arrangement, commitment, proposal, offer or understanding with respect to, a Restricted Event;

(n)	WiLAN shall have determined that cash on hand at MOSAID is no less than $100 million;

(o)
WiLAN shall have determined that there is no prohibition at Law against WiLAN making the Offer or taking up and paying for MOSAID Shares deposited under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction and/or the transactions contemplated by this Offer;

(p)
there shall not have occurred any actual or threatened change (including any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in WiLAN’s sole judgment, has or may have adverse significance with respect to the business and operations of MOSAID or any of its Subsidiaries or affiliates or with respect to any regulatory regime applicable to their respective businesses and operations;

(q)
WiLAN shall not have become aware of any untrue statement of material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Offer in relation to all matters covered in earlier filings), in any document filed by or on behalf of MOSAID or any of its Subsidiaries with any Securities Regulatory Authorities, including, without limitation, any annual information form, financial statement, material change report, press release or management proxy circular or in any document so filed or released by MOSAID or its Subsidiaries to the public;

(r)
the members of the MOSAID Board shall have made commitments satisfactory to WiLAN to (i) effect an orderly transition of the MOSAID Board and its entities contemporaneously with or forthwith after WiLAN takes up and pays for a sufficient number of MOSAID Shares such that WiLAN owns a majority of the MOSAID Shares, including, if requested, resigning in favour of such nominees as may be specified by WiLAN and (ii) release MOSAID and its entities from all claims as directors, other than existing rights to indemnification and insurance and customary directors’ fees and expenses for attendance at meetings of the board of directors; and

(s)
all outstanding options (including Options), warrants or other conversion or exchange rights, if any, to acquire MOSAID Shares (other than SRP Rights) shall have been exercised, cancelled or otherwise dealt with on terms satisfactory to WiLAN.

The foregoing conditions are for the sole benefit of WiLAN and may be asserted by WiLAN at any time, regardless of the circumstances giving rise to any such assertion, including any action or inaction giving rise to any such assertions by WiLAN. WiLAN may waive any of the foregoing conditions, in whole or in part, at any time and from time to time, without prejudice to any other rights which WiLAN may have. Each of the foregoing conditions is independent of and in addition to each other of such condition and may be asserted irrespective of whether any such conditions may be asserted in connection with any particular event, occurrence or state of facts or otherwise. The failure by WiLAN at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time by WiLAN. Any determination by WiLAN concerning any event or other matter described in the foregoing conditions will be final and binding upon all parties.

Pursuant to the Commitment Letter, no changes may be made to the conditions of the Offer without the consent of the Lenders. See Section 8 of the Circular, “Sources of Funds”.

Any waiver of a condition or the termination or withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by WiLAN to that effect, to the Depositary and Information Agent at its office in Toronto, Ontario, Canada. Forthwith after giving any such notice, WiLAN will make a public announcement of such waiver or withdrawal, cause the Depositary and Information Agent, if required by Law, as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 10 of the Offer to Purchase, “Notice and Delivery”, and provide a copy of the aforementioned public announcement to the TSX. If the Offer is withdrawn, WiLAN shall not be obligated to take up or pay for any MOSAID Shares deposited under the Offer, and the Depositary and Information Agent will promptly return all certificates representing deposited MOSAID Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited at WiLAN’s expense as described in Section 8 of the Offer to Purchase, “Return of Deposited MOSAID Shares”.

5.           Extension, Variation or Change in the Offer

The Offer is open for acceptance from the date hereof until, but not after, the Expiry Time, subject to extension or variation in WiLAN’s sole discretion, unless the Offer is withdrawn by WiLAN.

WiLAN reserves the right, in its sole discretion, at any time and from time to time prior to or at the Expiry Time (or otherwise as permitted by applicable Law), to extend the Offer by fixing a new Expiry Time or to otherwise vary the terms of the Offer, in each case by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary and Information Agent at its office in Toronto, Ontario, Canada. WiLAN, after giving any such notice or communication, shall promptly issue and file a press release regarding such extension or variation, shall cause the Depositary and Information Agent as soon as practicable thereafter to provide a notice of extension or variation in the required form in the manner set forth in Section 10 of the Offer to Purchase, “Notice and Delivery”, to all Shareholders whose MOSAID Shares have not been taken up before the date of the extension or variation and all holders of Options and shall provide a copy of the notice of extension or variation to the TSX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary and Information Agent at its office in Toronto, Ontario, Canada. Notwithstanding anything to the contrary herein, WiLAN will not amend the Offer in a manner which would alter the withdrawal rights of the Shareholders or shorten the Offer Period.

Notwithstanding the foregoing but subject to applicable Law, the Offer may not be extended by WiLAN if all of the terms and conditions of the Offer have been complied with or waived, unless WiLAN first takes up all MOSAID Shares then deposited under the Offer and not withdrawn.

If the terms of the Offer are varied (other than a variation consisting solely of a waiver of a condition), the Offer Period will not expire before ten days after the notice of such variation has been sent to Shareholders, unless otherwise permitted by applicable Law and subject to abridgement or elimination of that period pursuant to such orders or other forms of relief as may be granted by applicable Securities Regulatory Authorities.

If at any time prior to the Expiry Time, or at any time after the Expiry Time but before the expiry of all rights to withdraw the MOSAID Shares deposited under the Offer, a change occurs in the information contained in the Offer or the Circular, each as may be varied or amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of WiLAN or of an affiliate of WiLAN), WiLAN will promptly give written notice of such change to the Depositary and Information Agent at its office in Toronto, Ontario, Canada, and will cause the Depositary and Information Agent, if required by applicable Law, to provide a notice of change in the required form in the manner set forth in Section 10 of the Offer to Purchase, “Notice and Delivery” to all Shareholders whose MOSAID Shares have not been taken up pursuant to the Offer before the date of the change and all holders of Options. WiLAN will also promptly issue and file a news release regarding the change in information and file a copy of the notice of change with the Securities Regulatory Authorities. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary and Information Agent at its office in Toronto, Ontario, Canada.

During any such extension or in the event of any such variation or change in information, all MOSAID Shares deposited and not taken up or withdrawn will remain subject to the Offer and may be taken up by WiLAN in accordance with the terms hereof, subject to Section 7 of the Offer to Purchase, “Withdrawal of Deposited MOSAID Shares”.

An extension of the Offer Period, a variation of the Offer or a change in information does not constitute a waiver by WiLAN of its rights under Section 4 of the Offer to Purchase, “Conditions of the Offer”.

If the consideration being offered for the MOSAID Shares under the Offer is increased prior to the expiry of the Offer, the increased consideration will be paid to all depositing holders of the MOSAID Shares whose MOSAID Shares are taken up under the Offer without regard to the time at which such MOSAID Shares are taken up by WiLAN.

6.           Take-Up Of and Payment for Deposited MOSAID Shares

If all the conditions of the Offer (including the conditions specified in Section 4 of the Offer to Purchase, “Conditions of the Offer”) are satisfied or waived at the Expiry Time, WiLAN will take up and pay for MOSAID Shares validly deposited under the Offer and not properly withdrawn not later than ten days after the Expiry Time. Any MOSAID Shares taken up will be paid for as soon as possible, and in any event not later than three business days after they are taken up. Any MOSAID Shares deposited under the Offer after the date on which MOSAID Shares are first taken up by WiLAN under the Offer but prior to the Expiry Time will be taken up and paid for not later than ten days after such deposit.

WiLAN will be deemed to have taken up and accepted for payment MOSAID Shares validly deposited and not withdrawn under the Offer if, as and when WiLAN gives written notice, or other communication confirmed in writing, to the Depositary and Information Agent at its principal office in Toronto, Ontario to that effect. Subject to applicable Laws, WiLAN expressly reserves the right, in its sole discretion to, on, or after the initial Expiry Time, withdraw the Offer and not take up or pay for any MOSAID Shares if any condition specified in Section 4 of the Offer to Purchase, “Conditions of the Offer”, is not satisfied or waived, by giving written notice thereof, or other communication confirmed in writing, to the Depositary and Information Agent at its principal office in Toronto, Ontario. WiLAN will not, however, take up and pay for any MOSAID Shares deposited under the Offer unless it simultaneously takes up and pays for all MOSAID Shares then validly deposited under the Offer and not withdrawn.

WiLAN will pay for MOSAID Shares validly deposited under the Offer and not withdrawn by providing the Depositary and Information Agent with sufficient funds (by bank transfer or other means satisfactory to the Depositary and Information Agent) for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by WiLAN or the Depositary and Information Agent to persons depositing MOSAID Shares on the purchase price of MOSAID Shares purchased by WiLAN, regardless of any delay in making payments for MOSAID Shares.

The Depositary and Information Agent will act as the agent of persons who have deposited MOSAID Shares in acceptance of the Offer for the purposes of receiving payment from WiLAN and transmitting such payment to such persons, and receipt of payment by the Depositary and Information Agent will be deemed to constitute receipt of payment by persons depositing MOSAID Shares under the Offer.

All cash payments under the Offer will be made in Canadian dollars.

Settlement with each Shareholder who has deposited (and not withdrawn) MOSAID Shares under the Offer will be made by the Depositary and Information Agent issuing or causing to be issued a cheque (except for payments in excess of $25 million, which will be made by wire transfer, as set out in the Letter of Transmittal) payable in Canadian funds in the amount to which the person depositing MOSAID Shares is entitled. Unless otherwise directed by the Letter of Transmittal, the cheque will be issued in the name of the registered holder of the MOSAID Shares so deposited. Unless the person depositing the MOSAID Shares instructs the Depositary and Information Agent to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, the cheque will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the registered holder as shown on the securities register maintained by or on behalf of MOSAID. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Laws, WiLAN may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their MOSAID Shares directly with the Depositary and Information Agent or if they make use of the services of a Soliciting Dealer to accept the Offer. However, a broker or other nominee through whom a Shareholder owns MOSAID Shares may charge a fee to tender MOSAID Shares on behalf of the Shareholder.  Shareholders should consult their brokers or nominees to determine whether any charges will apply.

7.           Withdrawal of Deposited MOSAID Shares

Except as otherwise stated in this Section 7 or as otherwise required by applicable Laws, all deposits of MOSAID Shares under the Offer are irrevocable. Unless otherwise required or permitted by applicable Laws, any MOSAID Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time before the MOSAID Shares have been taken up by WiLAN under the Offer;

(b)	if the MOSAID Shares have not been paid for by WiLAN within three business days after having been taken up; or

(c)	at any time before the expiration of ten days from the date upon which either:

(i)
a notice of change relating to a change which has occurred in the information contained in the Offer to Purchase or the Circular, a notice of change or a notice of variation, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of WiLAN or of an affiliate of WiLAN), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer, or

(ii)
a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the MOSAID Shares where the Expiry Time is not extended for more than ten days or a variation consisting solely of a waiver of a condition of the Offer);

is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders or other forms of relief as may be granted by applicable courts or Securities Regulatory Authorities) and only if such deposited MOSAID Shares have not been taken up by WiLAN at the date of the notice.

Withdrawals of Deposited MOSAID Shares must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually received by the Depositary and Information Agent at the place of deposit of the applicable MOSAID Shares (or Notice of Guaranteed Delivery in respect thereof) within the time limits indicated above. Notices of withdrawal: (a) must be made by a method that provides the Depositary and Information Agent with a written or printed copy; (b) must be signed by or on behalf of the person who signed the Letter of Transmittal accompanying (or Notice of Guaranteed Delivery in respect of) the MOSAID Shares which are to be withdrawn; and (c) must specify such person’s name, the number of MOSAID Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the MOSAID Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out therein), except if the notice of withdrawal is signed by the registered holder of MOSAID Shares exactly as the name of the registered holder appears on the certificates representing MOSAID Shares deposited with the Letter of Transmittal or except in the case of MOSAID Shares deposited for the account of an Eligible Institution.

If MOSAID Shares have been deposited pursuant to the procedures for book-entry transfer, as set out in Section 3 of the Offer to Purchase, “Manner of Acceptance – Acceptance by Book-Entry Transfer”, any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn MOSAID Shares and otherwise comply with the procedures of CDS or DTC, as applicable.

A withdrawal of MOSAID Shares deposited under the Offer can only be accomplished in accordance with the foregoing procedures. The withdrawal will take effect only upon actual receipt by the Depositary and Information Agent of the properly completed and executed written notice of withdrawal at the place of the deposit of the applicable MOSAID Shares within the time limit indicated above.

Shareholders whose MOSAID Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee for assistance.

All questions as to the validity (including, without limitation, timely receipt) and form of notices of withdrawal will be determined by WiLAN in its sole discretion and such determination will be final and binding. There is no duty or obligation of WiLAN, the Depositary and Information Agent or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred or suffered by any of them for failure to give such notice.

If WiLAN extends the period of time during which the Offer is open, is delayed in taking up or paying for MOSAID Shares or is unable to take up or pay for MOSAID Shares for any reason, then, without prejudice to WiLAN’s other rights, MOSAID Shares deposited under the Offer may, subject to applicable Laws, be retained by the Depositary and Information Agent on behalf of WiLAN until such MOSAID Shares are withdrawn by Shareholders in accordance with this Section 7 or pursuant to applicable Laws.

Withdrawals cannot be rescinded and any MOSAID Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time at or prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer to Purchase, “Manner of Acceptance”.

In addition to the foregoing rights of withdrawal, Shareholders in the provinces and territories of Canada are entitled to one or more statutory rights of rescission, price revision or to damages in certain circumstances. See Section 20 of the Circular, “Statutory Rights”.

8.           Return of Deposited MOSAID Shares

Any Deposited MOSAID Shares that are not taken up and paid for by WiLAN pursuant to the terms and conditions of the Offer for any reason will be returned, at WiLAN’s expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal of the Offer, by either (a) sending certificates representing the MOSAID Shares not purchased by first-class insured mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities register maintained by or on behalf of MOSAID, or (b) in the case of MOSAID Shares deposited by book-entry transfer of such MOSAID Shares pursuant to the procedures set out in Section 3 of the Offer to Purchase, “Manner of Acceptance – Acceptance by Book-Entry Transfer”, such MOSAID Shares will be credited to the depositing holder’s account maintained with CDS or DTC, as applicable.

9.           Changes in Capitalization, Dividends, Distributions and Liens

If, on or after August 17, 2011, MOSAID should divide, combine, reclassify, consolidate, convert or otherwise change any of the MOSAID Shares or its capitalization, issue any MOSAID Shares, or issue, grant or sell any securities convertible into MOSAID Shares, or disclose that it has taken or intends to take any such action, then WiLAN may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer to Purchase, “Conditions of the Offer”, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion, issuance, grant, sale or other change. See Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”.

MOSAID Shares and any Distributions acquired under the Offer shall be transferred by the Shareholder and acquired by WiLAN free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends (other than Permitted Dividends), distributions, payments, securities, property, rights (including SRP Rights), assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the MOSAID Shares, whether or not separated from the MOSAID Shares but subject to any MOSAID Shares being withdrawn by or on behalf of a Shareholder.

If, on or after August 17, 2011, MOSAID should declare, set aside or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any MOSAID Shares (other than Permitted Dividends), which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of WiLAN or its nominee or transferee on the securities register maintained by or on behalf of MOSAID in respect of MOSAID Shares accepted for purchase under the Offer, then (and without prejudice to its rights under Section 4 of the Offer to Purchase, “Conditions of the Offer”): (a) in the case of any such cash dividends, distributions or payments (other than Permitted Dividends) that in an aggregate amount do not exceed the cash consideration per MOSAID Share payable by WiLAN pursuant to the Offer, the amount of the dividends, distributions or payments will be received and held by the depositing Shareholder for the account of WiLAN until WiLAN pays for such MOSAID Shares and the purchase price per MOSAID Share payable by WiLAN pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment; and (b) in the case of any such cash dividends, distributions or payments (other than Permitted Dividends) that in an aggregate amount exceeds the cash consideration per MOSAID Share payable by WiLAN pursuant to the Offer, or in the case of any non-cash dividend, distribution, payment, securities, property, rights, assets or other interests, the whole of any such dividend, distribution, payment, securities, property, rights, assets or other interests (and not simply the portion that exceeds the purchase price per MOSAID Share payable by WiLAN under the Offer) will be received and held by the depositing Shareholder for the account of WiLAN and will be promptly remitted and transferred by the depositing Shareholder to the Depositary and Information Agent for the account of WiLAN, accompanied by appropriate documentation of transfer. Pending such remittance, WiLAN will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, securities, property, rights, assets or other interests and may withhold the entire purchase price payable by WiLAN under the Offer or deduct from the consideration payable by WiLAN under the Offer the amount or value thereof, as determined by WiLAN in its sole discretion.

The declaration or payment of any such dividend or distribution may have tax consequences not described under Section 17 of the Circular, “Principal Canadian Federal Income Tax Considerations” or in Section 18 of the Circular, “United States Federal Income Tax Considerations”.

10.           Notice and Delivery

Without limiting any other lawful means of giving notice, and unless otherwise specified by applicable Laws, any notice to be given by WiLAN or the Depositary and Information Agent under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders (and to registered holders of Options) at their respective addresses as shown on the register maintained by or on behalf of MOSAID in respect of the MOSAID Shares (or Options) and will be deemed to have been received on the first Business Day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services following mailing. Except as otherwise permitted by applicable Laws, if mail service is interrupted or delayed following mailing, WiLAN intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by applicable Laws, if post offices in Canada are not open for the deposit of mail, any notice which WiLAN or the Depositary and Information Agent may give or cause to be given to Shareholders under the Offer will be deemed to have been properly given and to have been received by Shareholders if (a) it is given to the TSX for dissemination through its facilities, (b) it is published once in the National Edition of The Globe and Mail or The National Post and in La Presse in Quebec or (c) it is given to the Canada News Wire Service for dissemination through its facilities.

The Offer to Purchase and Circular and the accompanying Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to registered Shareholders (and to registered holders of Options) by first class mail, postage prepaid, or made in such other manner as is permitted by applicable Laws and WiLAN will use its reasonable efforts to furnish such documents to brokers, investment advisors, banks and similar persons whose names, or the names of whose nominees, appear in the register maintained by or on behalf of MOSAID in respect of the MOSAID Shares or, if security position listings are available, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of MOSAID Shares where such listings are received.

These securityholder materials are being sent to both registered and non-registered owners of securities. If you are a non-registered owner, and WiLAN or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable regulatory requirements from the intermediary holding such securities on your behalf.

Wherever the Offer calls for documents to be delivered to the Depositary and Information Agent, such documents will not be considered delivered unless and until they have been physically received at the Toronto, Ontario, Canada office of the Depositary and Information Agent specified in the Letter of Transmittal or the Notice of Guaranteed Delivery, as applicable.

11.           Mail Service Interruption

Notwithstanding the provisions of the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, cheques and any other relevant documents will not be mailed if WiLAN determines that delivery thereof by mail may be delayed. Persons entitled to cheques and/or any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary and Information Agent to which the deposited certificate(s) for MOSAID Shares were delivered until such time as WiLAN has determined that delivery by mail will no longer be delayed. WiLAN shall provide notice of any such determination not to mail made under this Section 11 as soon as reasonably practicable after the making of such determination and in accordance with Section 10 of the Offer to Purchase, “Notices and Delivery”. Notwithstanding Section 6 of the Offer to Purchase, “Take-Up Of and Payment for Deposited MOSAID Shares”, cheques and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholder at the Toronto, Ontario, Canada office of the Depositary and Information Agent.

12.           Market Purchases and Sales of MOSAID Shares

WiLAN has a present intention to acquire or cause an affiliate to acquire beneficial ownership of MOSAID Shares by making purchases through the facilities of the TSX at any time, and from time to time, prior to the Expiry Time subject to and in accordance with applicable Laws. In no event will WiLAN make any such purchases of MOSAID Shares through the facilities of the TSX until the third Business Day following the date of the Offer. The aggregate number of MOSAID Shares acquired in this manner will not exceed 5% of the MOSAID Shares outstanding on the date of the Offer and WiLAN will issue and file a press release containing the information prescribed by applicable Laws immediately after the close of business of the TSX on each day on which such MOSAID Shares have been purchased.

Purchases pursuant to Section 2.2(3) of MI 62-104 or Section 2.1 of OSC Rule 62-504 shall be counted in any determination as to whether the Minimum Tender Condition has been fulfilled.

Although WiLAN has no present intention to sell MOSAID Shares taken up under the Offer, WiLAN reserves the right to make or enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such MOSAID Shares after the Expiry Time, subject to applicable Laws and to compliance with Section 2.7(2) of MI 62-104 or Section 93.4(2) of the Securities Act (Ontario), as applicable.

For the purposes of this Section 12, “WiLAN” includes any person acting jointly or in concert with WiLAN.

13.           Other Terms

The provisions of the Glossary, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer to Purchase, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer.

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the Laws of the Province of Ontario and all Laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario and the courts of appeal therefrom.

No person has been authorized to give any information or to make any representation on behalf of WiLAN or its affiliates other than as contained in the Offer to Purchase and the Circular, and, if given or made, such information or representation must not be relied upon as having been authorized by WiLAN. No broker, dealer or other person shall be deemed to be the agent of WiLAN, the Depositary and Information Agent or the Dealer Managers for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of WiLAN by brokers or dealers licensed under the Laws of such jurisdiction.

WiLAN reserves the right to transfer to one or more affiliates of WiLAN the right to purchase all or any portion of the MOSAID Shares deposited under the Offer, but such transfer will not relieve WiLAN of its obligations under the Offer and will in no way prejudice the rights of persons depositing MOSAID Shares to receive payment for MOSAID Shares validly deposited and accepted for payment under the Offer. In addition, subject to applicable Laws, WiLAN reserves the right to sell, following completion of the Offer, to one or more persons affiliated or associated with it or to third persons, any portion of the MOSAID Shares acquired under the Offer.

WiLAN is entitled, in its sole discretion, to make a final and binding determination of all questions relating to the interpretation of the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery (collectively, the “Offer Documents”) (including, without limitation, the satisfaction or non-satisfaction of any condition), the validity, form, eligibility (including timely receipt) and acceptance of any MOSAID Shares and accompanying documents deposited pursuant to the Offer and any notice of withdrawal of MOSAID Shares, the due completion of the Letter of Transmittal or the Notice of Guaranteed Delivery. WiLAN reserves the absolute right to reject any and all deposits which WiLAN determines not to be in proper form or which may be unlawful to accept under the Laws of any jurisdiction. WiLAN reserves the right to waive any defect in or irregularity in any deposit or notice of withdrawal with respect to any MOSAID Share and the accompanying documents or any particular Shareholder or to permit the Offer to be accepted in any manner other than as set out in the Offer. There will be no duty or obligation on WiLAN, the Depositary and Information Agent or the Dealer Managers or any other person to give notice of any defect or irregularity in any deposit or notice of withdrawal, and no liability will be incurred by any of them for failure to give any such notice.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the Laws of such jurisdiction. However, WiLAN may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

**********

The Offer to Purchase and the accompanying Circular and the other documents referred to above constitute the take-over bid circular required under Securities Laws with respect to the Offer.

Dated: August 23, 2011	Wi-LAN Inc.

(Signed) James D. Skippen
Chairman and Chief Executive Officer

Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

CIRCULAR

The information in this Circular is provided in connection with the accompanying Offer to Purchase dated August 22, 2011 to purchase all of the MOSAID Shares (together with associated SRP Rights), including the MOSAID Shares which become outstanding upon the exercise of any MOSAID Options or other rights to acquire MOSAID Shares (other than SRP Rights). The terms, conditions and provisions of the Offer Documents are incorporated into and form part of this Circular and collectively constitute the take-over bid circular of WiLAN. Certain terms used in this Circular are defined in the Glossary unless their context requires otherwise. Shareholders should refer to the Offer Documents for details of the terms and conditions of the Offer.

The information concerning MOSAID contained in the Offer Documents has been taken from, or is based upon publicly available documents or records on file with Securities Regulatory Authorities and other public sources available as at August 22, 2011. As of the date hereof, MOSAID has not reviewed this Offer to Purchase or the accompanying Circular and has not confirmed the accuracy and statements of the information in respect of MOSAID contained herein. Although WiLAN has no reason to doubt the accuracy of MOSAID’s public filings or the information obtained from other public sources, it is not in a position to independently assess or verify the information in MOSAID’s publicly filed documents and in other public sources. WiLAN does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents, records and information, or for any failure by MOSAID to disclose publicly events or facts that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to WiLAN.  Unless otherwise specified, all references herein to the number of MOSAID Shares outstanding are based on the number of MOSAID Shares outstanding as at April 30, 2011, as publicly disclosed in MOSAID’s management’s discussion and analysis for the year ended April 30, 2011.

1.           Wi-LAN Inc.

General

WiLAN is a corporation governed by the CBCA. WiLAN’s registered office is located at 11 Holland Avenue, Suite 608, Ottawa, Ontario, K1Y 4S1. WiLAN’s common shares are listed and posted for trading on the TSX under the symbol “WIN” and are also listed on the NASDAQ Global Select Market under the symbol “WILN”.

Business Operations

WiLAN is a leading technology innovation and licensing company. Through both internal research and development and acquisitions from third parties, WiLAN has acquired intellectual property in the form of patents and patent applications in many different countries that it has licensed to more than 250 companies in markets around the world.

WiLAN was founded in 1992 as a pioneer in the design, development and delivery of broadband wireless technologies. Innovations developed and patented by WiLAN’s founding team and engineers led to the commercialization of advanced broadband wireless equipment more than a decade ago. WiLAN’s patented V-Chip technology was also developed and commercialized over a decade ago.

WiLAN continues to conduct ongoing research and development with a focus on commercializing inventions in next-generation wireless communication systems.  One of WiLAN’s specific research interests is the development of enabling technologies for Whitespace networking.  Whitespace networks are expected to be deployed in wireless frequencies that are vacated as TV broadcasts move from analog to digital and promise to deliver valuable new applications and services such as wireless delivery of video inside and outside the home.  WiLAN continues to research ways to ensure Whitespace networking equipment will co-exist with other wireless applications in the VHF/UHF frequencies including emergency service radios and wireless microphones.  WiLAN has developed a number of basic inventions in these areas that could yield hundreds of patents.

In its licensing business, WiLAN has signed licenses with companies that sell products utilizing the following technologies: CDMA (“Code Division Multiple Access” – a cellular telecommunications specification); Wi-Fi (the underlying technology of wireless local area networks based on various IEEE 802.11 specifications); WiMAX (“Worldwide Interoperability for Microwave Access” – a standards-based broadband wireless technology that provides metropolitan area network connectivity based on IEEE 802.16 specifications); LTE (“Long Term Evolution” – high performance air interface for cellular mobile communication systems designed to increase the capacity and speed of mobile telephone networks); ADSL (“Asymmetric Digital Subscriber Line” – a standards-based access technology that provides broadband Internet access over twisted pair telecommunications wiring); DOCSIS (“Data Over Cable Service Interface Specifications” – a standards-based access technology that provides broadband Internet access over cable networks); Bluetooth (a wireless protocol for exchanging data over short distances between fixed and mobile devices); and V-Chip (a technology that permits the blocking of television programs at a receiver (such as a television, multi-media equipped personal computer or set-top box) by viewers based on ratings information carried on the television signal).

Over 250 companies have licensed various WiLAN technologies including AmTRAN Technology Co., Ltd., ASUSTeK Computer Inc., Atheros Communications, Inc., Broadcom Corporation, Cisco Systems, Inc., Fujitsu Microelectronics America, Inc., Hon Hai Precision Co., Ltd., Infineon Technologies AG, Intel Corporation, LG Electronics, Inc., Marvell Semiconductor, Inc., Panasonic Corporation (formerly, Matsushita Electric Industrial Co., Ltd.), Motorola Mobility Holdings, Inc., Motorola Solutions, Inc., NEC Corporation, Nikon Corporation, Nokia Corporation, Research in Motion Corporation, Samsung Electronics Co., Ltd. and Sharp Corporation.

WiLAN expects to continue to generate revenues from licensing its patent portfolio and other technologies, while also assisting other corporations in the licensing of patents and technologies owned by those corporations and monetizing other patents that are excess to WiLAN’s needs by brokering sales of such patents to third parties for whom such patents hold a greater value. WiLAN currently has a portfolio of more than 1,400 patents, including issued and pending patents and foreign equivalents.

As of the date hereof, WiLAN owns 203,000 MOSAID Shares, representing approximately 1.6% of the outstanding MOSAID Shares. No person is acting jointly or in concert with WiLAN in connection with the Offer.

2.           MOSAID Technologies Incorporated

General

MOSAID is a company resulting from a series of amalgamations of predecessor companies which were incorporated under the Business Corporations Act (Ontario) and is now a corporation continued under and governed by the CBCA. MOSAID’s registered and head office is located at 11 Hines Road, Ottawa, Ontario, K2K 2X1. The MOSAID Shares are listed and posted for trading on the TSX under the symbol “MSD”.

Business Operations

MOSAID’s “core business” is the licensing of patented semiconductor and wireless/wireline communications intellectual property complemented by the development of “innovative memory and other technologies”. MOSAID had been involved in the semiconductor industry since 1975, initially focusing on the design of semiconductor products under contract to memory manufacturers. Following a proxy contest that was settled prior to MOSAID’s annual general meeting of shareholders in September 2006, MOSAID has divested itself of “non-core” assets and restructured itself as being focused on patent licensing and research and development. MOSAID currently licenses patents based on internally generated innovations, patents obtained by acquisition, and patents to which MOSAID has secured exclusive sub-licensing rights. At July 31, 2011, MOSAID’s patent portfolio included more than 2,600 patents issued or pending.

3.           Certain Information Concerning Securities of MOSAID

Share Capital of MOSAID

MOSAID is authorized to issue an unlimited number of MOSAID Shares. Based on publicly available information, as at April 30, 2011, 11,900,198 MOSAID Shares (12,643,190 MOSAID Shares on a Fully-Diluted Basis) were issued and outstanding.

Each MOSAID Share entitles the holder thereof to one vote at all meetings of Shareholders and to receive any dividends declared by the MOSAID Board and the remaining property of MOSAID upon dissolution. The MOSAID Shares carry no pre-emptive rights, conversion rights, redemption provisions or sinking fund provisions.

Trading Price and Volume of MOSAID Shares

On August 16, 2011, the last day prior to WiLAN’s announcement of its intention to make the Offer, the closing price of the MOSAID Shares was $31.50 on the TSX. The following table sets forth, for the periods indicated, the high and low sale prices of the MOSAID Shares and the volume of trading on the TSX:

		Price Range ($) (1)
	Month	High	Low	Trading Volume (2)
2010	August	$23.11	$20.84	362,800
	September	$24.65	$21.39	628,700
	October	$27.49	$23.77	999,400
	November	$28.35	$24.99	583,800
	December	$30.50	$26.25	583,700
2011	January	$32.70	$29.50	573,000
	February	$32.98	$28.81	472,100
	March	$31.98	$27.74	618,200
	April	$33.28	$29.67	298,900
	May	$33.72	$28.56	554,500
	June	$32.90	$25.72	932,200
	July	$35.10	$27.90	1,040,600
	August (3)	$33.89	$28.12	412,800

(1)	Includes intra-day high and low prices.
(2)	Total volume traded in the relevant month.
(3)	To August 16, 2011, last day on the TSX prior to WiLAN’s announcement of its intention to make the Offer.

MOSAID Option Plan

The following discussion of MOSAID’s Option Plan is based in its entirety on public disclosures made by MOSAID. The information that follows is only a summary of the material provisions of the Option Plan, which information is obtained from public documents filed by MOSAID with the Canadian Securities Regulatory Authorities. The following summary does not purport to be complete and is qualified in its entirety by reference to the Option Plan.

In July 1993, MOSAID established the Option Plan which has been subject to several amendments since that date.  Under the Option Plan, eligible employees, consultants and directors are entitled to receive Options to purchase MOSAID Shares in such numbers and on such terms, including vesting, as determined by MOSAID’s human resources committee and approved by the MOSAID Board.

The Option Plan provides that, unless the MOSAID Board or its human resources committee has determined otherwise with respect to any given Option upon any Change in Control (which would include transactions contemplated by the Offer): (1) Options issued pursuant to the Option Plan will generally immediately vest and become fully exercisable; (2) Options will generally be “cashed out” at the Change in Control Price less the applicable exercise price of such Options on the date on which the Change in Control is deemed to have occurred if the Change in Control Price is higher than any such Option’s exercise price; and (3) if the Change in Control Price is equal to or lower than any given Option’s exercise price, such Options may be terminated by the MOSAID Board or its human resources committee, in which case such Options shall be of no further force or effect. In addition, the Option Plan provides that the MOSAID Board or human resources committee has the right to provide for the conversion or exchange of any outstanding Options into or for options, right or other securities in any entity participating or resulting from any Change in Control and may, at its discretion, determine that unvested Options may not become exercisable but shall be cancelled upon a Change in Control.

WiLAN has no knowledge as to whether the MOSAID Board or its human resources committee has varied the terms of any granted Options from the general terms relating to a Change in Control set out in the Option Plan which are summarized above. Consequently, the treatment of individual Options pursuant to the Offer will depend on the terms of the Option Plan, the terms of the individual agreements pursuant to which such Options were granted and applicable Laws and any action taken by the MOSAID Board or its human resources committee.  It is a condition of the Offer that all outstanding Options shall have been exercised, cancelled or otherwise dealt with on terms satisfactory to WiLAN. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

Based on information made publicly available by MOSAID, as at April 30, 2011, Options to acquire up to 742,992 MOSAID Shares are outstanding under the Option Plan, with Options to acquire 239,724 MOSAID Shares exercisable as at that date. The outstanding Options have exercise prices between $10.50 and $29.96 per share and have a weighted average remaining contractual life of 3.99 years at April 30, 2011.

MOSAID Purchase Plan

The following discussion of MOSAID’s Purchase Plan is based in its entirety on public disclosures made by MOSAID. The information that follows is only a summary of the material provisions of the Purchase Plan, which information is obtained from public documents filed by MOSAID with the Canadian Securities Regulatory Authorities. The following summary does not purport to be complete and is qualified in its entirety by reference to the Purchase Plan.

In September 1998, MOSAID established the Purchase Plan pursuant to which active employees regularly employed by MOSAID or any of its Subsidiaries who have been employed for at least three months and all non-employee members of the MOSAID Board may participate in the Purchase Plan subject to certain limitations. Any employee electing to participate in the Purchase Plan may contribute up to a maximum of 5% of their total annual salary each year by way of payroll deduction. Any non-employee member of the MOSAID Board electing to participate in the Purchase Plan may contribute up to a maximum of 50% of the fees paid to that director in the preceding year by payments of lump sum amounts to MOSAID.

Pursuant to the Purchase Plan, upon any Change in Control (which would include transactions contemplated by the Offer), MOSAID is to require that each outstanding right under the Purchase Plan be assumed or an equivalent right be substituted by the successor to or purchaser of MOSAID unless the Purchase Plan is terminated. In the case of any such termination of the Purchase Plan, to the extent funds are available to purchase MOSAID Shares under the Purchase Plan, those funds shall be used to purchase MOSAID Shares in accordance with the terms of the Purchase Plan with any remaining funds to be returned to the participants in the Purchase Plan.

MOSAID Shareholder Rights Plan

MOSAID’s Shareholder Rights Plan is currently in place. The information that follows is only a summary of the material provisions of the Shareholder Rights Plan, which information is obtained from public documents filed by MOSAID with the Canadian Securities Regulatory Authorities. The following summary does not purport to be complete and is qualified in its entirety by reference to the Shareholder Rights Plan.

Under the Shareholder Rights Plan, each outstanding MOSAID Share also represents one SRP Right. The SRP Rights will separate from the MOSAID Shares and be exercisable ten trading days after the commencement of the Offer (the date of such separation, the “Separation Time”) unless the MOSAID Board defers the Separation Time. Completion of the Offer, other than by way of a “permitted bid” (discussed below) constitutes a “Flip-in Event” under the Shareholder Rights Plan. Ten trading days after the occurrence of a Flip-in Event, each SRP Right will permit the holders thereof to purchase from MOSAID that number of MOSAID Shares having an aggregate market price on the date of the Flip-in Event equal to $400 for an amount in cash equal to $200 subject to certain adjustments. The MOSAID Board may, prior to the occurrence of a Flip-in Event, waive the application of the Shareholder Rights Plan to a particular Flip-in Event. Where the MOSAID Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid made by a take-over bid circular to all holders of MOSAID Shares.

The Shareholder Rights Plan also allows for bids by way of “permitted bid” which requires among other things that the bid must be outstanding for a minimum period of 60 days.

Prior to the Separation Time, the SRP Rights are evidenced by certificates for the MOSAID Shares and are not transferable separately from the MOSAID Shares. From and after the Separation Time, the SRP Rights will be evidenced by separate certificates that will be transferable and traded separately from the MOSAID Shares.

The Offer being made by WiLAN is NOT a “permitted bid”, specifically because it is only open for acceptance for 35 days. WiLAN believes that at the Expiry Time MOSAID, the MOSAID Board and the Shareholders will have had more than adequate time to fully consider the Offer and any available alternative transactions and to determine whether or not to deposit their MOSAID Shares under the Offer.

It is a condition of the Offer that with respect to the Shareholder Rights Plan that: (i) the MOSAID Board shall have redeemed all outstanding SRP Rights or waived the application of the provisions of the Shareholder Rights Plan to the purchase of MOSAID Shares by WiLAN under the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction; (ii) the Shareholder Rights Plan does not and will not provide rights to Shareholders to purchase any securities of MOSAID or any of its Subsidiaries as a result of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction and does not and could not reasonably be expected to have a Material Adverse Effect; (iii) a binding cease trade order or injunction from the applicable Governmental Entity shall have been issued that has the effect of prohibiting or preventing the exercise of the SRP Rights or the issue of MOSAID Shares upon the exercise of the SRP Rights in relation to the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction, which cease trading order or injunction shall be in full force and effect; (iv) a court of competent jurisdiction shall have made a final and binding order that the SRP Rights are illegal, invalid, of no force or effect or may not be exercised in relation to the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction; or (v) the SRP Rights and the Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the MOSAID Shares with respect to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction; and WILAN, in each case, shall have determined that the Shareholder Rights Plan does not and will not adversely affect the Offer or WiLAN, either before or upon consummation of the Offer or the purchase of MOSAID Shares under the Offer or any Compulsory Acquisition or any Subsequent Acquisition Transaction.

Certain Reporting and Disclosure Requirements

MOSAID is subject to the information and reporting requirements of the securities Laws of all of the provinces of Canada and the rules of the TSX. In accordance therewith, MOSAID is required to file reports, financial statements and other information with certain Canadian securities regulators and with the TSX relating to its business, financial condition and other matters. Information as of particular dates concerning MOSAID’s directors and officers, their remuneration, their indebtedness, if any, to MOSAID, Options granted to them, the principal holders of securities and any material interests of such persons in transactions with MOSAID and other matters is required to be disclosed in proxy statements distributed to the applicable Shareholders and filed with certain Canadian securities regulators and with the TSX and may be inspected at MOSAID’s offices, as filed with certain Canadian securities regulators at www.sedar.com or through the facilitates of the TSX. Information relating to MOSAID Shares and Options held by certain MOSAID insiders is available at www.sedi.ca.

Pursuant to the provisions of the securities Laws of various provinces of Canada, the directors of MOSAID must send a circular to all Shareholders to whom the Offer is made in connection with the Offer not later than September 7, 2011, which circular, together with other information, must disclose any material changes in the affairs of MOSAID subsequent to the date of the most recently published financial statements of MOSAID.

4.           Background to the Offer

The ultimate predecessor corporation of MOSAID was originally incorporated in 1975. From 1975 to late 2006, MOSAID (together with its predecessor corporations) had been principally a supplier to the semiconductor industry, initially focussed on the design of semiconductor products under contract to memory manufacturers and the publishing of technical reports analyzing commercially available semiconductor memories. In 1998, MOSAID shifted its semiconductor design activity to focus on the development and commercialization of specialized system-on-a-chip networking products. In 1997, MOSAID commenced a patent licensing program to complement its fabless semiconductor supplier business.

Mr. Jim Skippen, WiLAN’s Chairman & Chief Executive Officer, has led WiLAN’s very successful transformation to a patent licensing company since joining WiLAN in June 2006.  Immediately prior to joining WiLAN, Mr. Skippen was MOSAID’s Senior Vice-President, Patent Licensing, General Counsel and Secretary.  At the time of his departure from MOSAID, Mr. Skippen had overall management responsibility for MOSAID’s patent licensing under which management MOSAID signed valuable patent license deals with major companies including Samsung, Hynix, Infineon, Quimonda, Nanya and others.  Many of the key people that formed part of MOSAID’s patent licensing team at that time continue to have key roles at MOSAID today.

Following MOSAID’s annual general meeting of Shareholders on September 6, 2006, MOSAID began restructuring to become principally an intellectual property licensing company, which process involved divesting assets that were not core to its new business focus and investing in additional patent assets. On September 6, 2006, the closing price of the MOSAID Shares on the TSX was $28.91 and the closing price of WiLAN’s common shares on the TSX was $1.37.

On November 7, 2006, MOSAID announced that it had named John C. Lindgren as Senior Vice President, Patent Licensing, General Counsel and Corporate Secretary. WiLAN understands that Mr. Lindgren was appointed President and Chief Executive Officer of MOSAID in April 2007. On November 7, 2006, the closing price of the MOSAID Shares on the TSX on was $26.85 and the closing price of WiLAN’s common shares on the TSX was $2.06.

In January 2007, Mr. Skippen was approached by a member of the MOSAID Board, on an unsolicited basis, proposing that WiLAN explore a strategic merger with MOSAID. Discussions, meetings and the exchange of draft documents regarding a possible transaction with MOSAID continued over the course of early 2007, and a number of terms to such a transaction were proposed by both parties.   Due to a number of factors affecting both companies, however, WiLAN and MOSAID determined not to proceed with any such transaction at that time.

In February and March of 2009, WiLAN executives reached out to members of the MOSAID Board and attempted to initiate a dialogue to determine whether the parties could map out a path toward a mutually beneficial transaction at that time.  On February 27, 2009, WiLAN delivered a letter to the MOSAID Board outlining a proposed offer to acquire the outstanding MOSAID Shares in a cash and shares deal at a price that would represent a 27% premium over the 20 day volume weighted average price of the MOSAID Shares. The MOSAID Board advised WiLAN that it was not prepared to enter into any discussions unless both parties signed a non-disclosure and standstill agreement.  Since WiLAN was not prepared to agree to any such standstill agreement, discussions did not progress.  On February 27, 2009, the closing price of the MOSAID Shares on the TSX on was $10.35 and the closing price of WiLAN’s common shares on the TSX was $1.47.

In December 2010, the WiLAN Board instructed management to acquire MOSAID Shares on the TSX for investment purposes if such shares were obtainable under normal market conditions and at market prices lower than $29.00 per share. WiLAN purchased 83,104 MOSAID Shares between December 21, 2010 and January 14, 2011, all of which MOSAID Shares were sold under normal market conditions through the TSX by no later than February 14, 2011. Since June 20, 2011, WiLAN has purchased 203,000 MOSAID Shares under normal market conditions, all of which MOSAID Shares WiLAN currently holds.

Between March and August 2011, MOSAID initiated patent infringement lawsuits against a total of 34 individual defendants, most of whom are large multi-national corporations, before the U.S. Federal Courts in the Eastern District of Texas and the District of Delaware and the U.S. International Trade Commission.

On June 29, 2011, the WiLAN Board instructed management to explore the acquisition of all of the MOSAID Shares and authorized WiLAN to enter into relationships with financial advisors with respect to a potential acquisition of MOSAID. WiLAN entered into engagement letters with Canaccord Genuity Corp. and CIBC World Markets Inc. on July 5, 2011.

In late July 2011, the trading price of the MOSAID Shares on the TSX rose above $32.00 as a result of general market conditions in the patent licensing industry in general. Given this disproportionate increase in the price of the MOSAID Shares that was not related to any change in  MOSAID’s business, assets or structure, WiLAN ceased all activities related to a potential acquisition of MOSAID Shares on or about July 25, 2011.

Starting on August 4, 2011, the trading price of the MOSAID Shares on the TSX moved below $32.00, reaching $28.12 on August 8, 2011.

On August 10, 2011, each of Mr. Jim Skippen, WiLAN’s Chairman and Chief Executive Officer, and Mr. John Lindgren, MOSAID’s President and Chief Executive Officer, attended at the 2011 Canaccord Genuity Growth Conference in Boston. On two occasions on that date, Mr. Skippen reached out to Mr. Lindgren through representatives of Canaccord Genuity Corp. to meet and discuss the futures of their respective companies. On each such occasion, Mr. Lindgren declined to meet with Mr. Skippen.

On August 17, 2011, the WiLAN Board authorized WiLAN to make an offer directly to MOSAID’s Shareholders to acquire all of the outstanding MOSAID Shares at a price of $38.00 in cash per MOSAID Share.

On the afternoon of August 17, 2011, Mr. Jim Skippen, WiLAN’s Chairman and Chief Executive Officer phoned Mr. Carl P. Schlachte, Sr., Chairman of the MOSAID Board, and advised him that WiLAN would issue a press release after markets closed that day announcing the terms of the Offer.

Following the close of markets on August 17, 2011, WiLAN issued a press release announcing WiLAN’s intention to make the Offer.

5.           Purpose of the Offer

The purpose of the Offer is to enable WiLAN to acquire, on the terms and subject to the conditions of the Offer, directly or indirectly all of the outstanding MOSAID Shares. If WiLAN takes up and pays for the MOSAID Shares validly deposited under the Offer, WiLAN currently intends to carry out a Compulsory Acquisition or a Subsequent Acquisition Transaction to expeditiously effect the acquisition of all of the MOSAID Shares not deposited under the Offer. See Section 13 of the Circular, “Acquisition of MOSAID Shares Not Deposited Under the Offer”.

Although WiLAN currently intends to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction generally on the same terms as the Offer, it is possible that, as a result of delays in WiLAN’s ability to effect such a transaction, information hereafter obtained by WiLAN, changes in general economic, industry, regulatory or market conditions or in the business of MOSAID, or other currently unforeseen circumstances, such a transaction may not be so proposed, may be delayed or abandoned or may be proposed on different terms.

6.           Plans for MOSAID

If the Offer is successful and a Compulsory Acquisition or a Subsequent Acquisition Transaction is effected, then, if permitted by applicable Laws, WiLAN intends to cause MOSAID to delist the MOSAID Shares from the TSX and cause MOSAID to cease to be a reporting issuer under the securities Laws of each province in Canada in which it has such status.

WiLAN has had an opportunity to review only publicly available information filed with Canadian Securities Regulatory Authorities and other public sources with respect to the operations of MOSAID. As a result, WiLAN’s plans for MOSAID’s business are of a general nature and are likely to change when more information becomes available.

If the Offer is successful, WiLAN intends to complete a detailed review of MOSAID and its subsidiaries and their respective assets, current litigation, operations, properties, structures, capitalization, policies, management and personnel with a view to, where appropriate, integrating the businesses carried on by WiLAN and those carried on by MOSAID and seeking to maximize potential synergies.

In particular, upon a successful acquisition of all of the MOSAID Shares, WiLAN expects to:

•
conduct a detailed review of the skills, capabilities and expertise of the MOSAID and WiLAN teams to plan the integration of the teams into the combined company, which review may identify redundant resources that can be reassigned to different roles or declared surplus;

•
review MOSAID’s current license agreements to identify opportunities to negotiate amendments or new license agreements to cover additional patents in the combined portfolio to which WiLAN believes the licensees require a license;

•
seek to identify opportunities to expedite settlements with defendants in certain of MOSAID’s litigations in an effort to reduce the time to generate potential revenues and reduce litigation expenses; and

•
review the status of MOSAID’s current litigation including activities in the short and medium-term in the interest of identifying opportunities to reduce litigation expenses and increase the earnings potential of the combined business.

See also Section 16 of the Circular, “Effect of the Offer on the Market for and Listing of MOSAID Shares and Status as a Reporting Issuer”.

7.           Effects of the Offer on Compensation Arrangements

With respect to MOSAID’s Option Plan and based on public disclosures made by MOSAID, WiLAN understands that, unless the MOSAID Board or its human resources committee has determined otherwise with respect to any given Option upon any Change in Control (which would include transactions contemplated by the Offer): (1) Options issued pursuant to the Option Plan will generally immediately vest and become fully exercisable; (2) Options will generally be “cashed out” at the Change in Control Price less the applicable exercise price of such Options on the date on which the Change in Control is deemed to have occurred if the Change in Control Price is higher than any such Option’s exercise price; and (3) if the Change in Control Price is equal to or lower than any given Option’s exercise price, such Options may be terminated by the MOSAID Board or its human resources committee, in which case such Options shall be of no further force or effect. In addition, the MOSAID Board or human resources committee has the right to provide for the conversion or exchange of any outstanding Options into or for options, right or other securities in any entity participating or resulting from any Change in Control and may, at its discretion, determine that unvested Options may not become exercisable but shall be cancelled upon a Change in Control.

WiLAN has no knowledge as to whether the MOSAID Board or its human resources committee has varied the terms of any granted Options from the general terms relating to a Change in Control set out in the Option Plan which are summarized above. Consequently, the effects of the Offer on individual Options will depend on the terms of the Option Plan, the terms of the individual agreements pursuant to which such Options were granted and applicable Laws and the actions of the MOSAID Board or its human resources committee.

Pursuant to the Purchase Plan, upon any Change in Control (which would include transactions contemplated by the Offer), MOSAID is to require that each outstanding right under the Purchase Plan be assumed or an equivalent right be substituted by the successor to or purchaser of MOSAID unless the Purchase Plan is terminated. In the case of any such termination of the Purchase Plan, to the extent funds are available to purchase MOSAID Shares under the Purchase Plan, those funds shall be used to purchase MOSAID Shares in accordance with the terms of the Purchase Plan with any remaining funds to be returned to the participants in the Purchase Plan.

The information that follows relates to MOSAID’s severance obligations to certain of its executive officers and is taken directly from MOSAID’s disclosure provided in its July 30, 2010 management proxy circular for the annual and special meeting of Shareholders held on September 23, 2010, as filed by MOSAID with the Canadian Securities Regulatory Authorities. This information is the most recent public disclosure of such severance obligations. MOSAID’s public disclosure does not otherwise discuss the severance payments or other benefits, if any, to which executives of MOSAID are entitled if their employment is terminated following a change of control of MOSAID.

“Termination and Change of Control Benefits

Employment Contracts

Messrs. Lindgren, Brown, Ahmadvand, Shaer, Vladescu, each entered into an employment agreement with the Corporation providing for, amongst other things, a salary, bonus, possible equity awards and other standard types of benefits (see chart under “Summary Compensation” for detailed amounts of such compensation). Each agreement provides for the full vesting of all equity compensation upon a change of control, the continued vesting of all equity compensation in the event of a termination without cause, and include a one year non-solicitation obligation.

Pension Plan Benefits

The Company does not have in place any pension plan that provides for payments or benefits at, following, or in connection with retirement.

Payments on Termination

The following table provides details regarding the estimated incremental payments from the Corporation to each of the NEOs assuming termination on April 30, 2010.

Name	Payments Related to Annual Base Salary	Estimated Payments Related to Bonus (based on 2009 awards)	Value of Benefits
John C. Lindgren	$762,246	$450,000	$30,732
Joseph R. Brown	$420,000	$100,000	$31,302
Nima Ahmadvand	$400,000	$80,000	$30,634
Phillip S. Shaer	$416,000	$120,000	$31,593
Michael B. Vladescu	$454,000	$150,000	$31,353

(1)	Messrs. Lindgren, Brown, Ahmadvand, Shaer, and Vladescu each entered into an agreement with the Corporation which provides for two years salary in the event of a termination without cause.

(2)
Messrs. Lindgren, Brown, Ahmadvand, Shaer, and Vladescu each entered into an agreement with the Corporation which provides for two times their targeted incentive compensation in the event of a termination without cause.

(3)
Messrs. Lindgren, Brown, Ahmadvand, Shaer, and Vladescu each entered into an agreement with the Corporation which provides for $30,000 in job relocation counseling services and the minimum payment for health benefits based on their respective years of employment.”

8.           Sources of Funds

WiLAN’s obligation to purchase the MOSAID Shares deposited under the Offer is not subject to any financing condition.

The maximum amount of cash payable to consummate the Offer and a Compulsory Acquisition or any Subsequent Acquisition Transaction, including to pay for MOSAID Shares issued as a result of the exercise of Options, is approximately $480,000,000. WiLAN will finance the cash payable under the Offer through (i) the New Credit Facilities (described below), (ii) the Debenture Offering (described below) and (iii) cash on hand.

Commitment Letter

WiLAN has entered into a binding commitment letter (the “Commitment Letter”) with Canadian Imperial Bank of Commerce (the “Lender”), under which the Lender has committed to make available to WiLAN:

(a)	an acquisition facility (the “Bridge Facility”) in the principal amount of $110 million; and

(b)	a revolving loan facility (the “Revolving Facility”, and together with the Bridge Facility, the “New Credit Facilities”) in the principal amount of up to $30 million.

The Bridge Facility and up to $15 million of the Revolving Facility (provided that WiLAN has at least $10 million of borrowing availability under the Revolving Facility) will be available to WiLAN to finance in part the acquisition of the MOSAID Shares pursuant to the Offer. In addition the Revolving Facility will be available to WiLAN to fund the working-capital and liquidity needs of WiLAN. The Lender is entitled to syndicate the New Credit Facilities to other financial institutions (the Lender and such other financial institutions are referred to as the “Lenders”). WiLAN has agreed to pay customary fees to the Lender for arranging the New Credit Facilities.

The obligations of the Lenders to make an advance under the Bridge Facility are subject, among other customary provisions, to (i) the entering into of definitive agreements, (ii) no change having a material adverse effect having occurred with respect to WiLAN since December 31, 2010, (iii) the satisfaction or waiver of each of the conditions set forth in Section 4 of the Offer to Purchase, (iv) the Lenders being satisfied that MOSAID has minimum cash on hand of $100 million on a pro forma basis after completion of the Offer, (v) satisfactory completion of tax and legal due diligence by the Lenders in respect of WiLAN in connection with the Offer, (vi) WiLAN first utilizing $380 million of cash on hand to satisfy the acquisition of the MOSAID Shares, and (vii) repayment and cancellation of WiLAN’s existing credit facility.  No changes to the conditions of the Offer may be made by WiLAN without the consent of the Lenders. The advances under the New Credit Facilities will also be subject to representations and warranties, covenants and events of default as are customary in documentation of this kind. The Bridge Facility will mature 150 days after the first advance under the Bridge Facility and will be required to make a repayment of the Bridge Facility within five business days of the acquisition by WiLAN of 100% of the MOSAID Shares in an amount equal to 100% of the aggregate cash on hand of MOSAID at such time.

At the option of WiLAN, draws under the New Credit Facilities may be made by way of Canadian dollar prime rate advances, Canadian dollar bankers’ acceptances, U.S. dollar base rate advances and/or U.S. dollar London Interbank Offered Rate (“LIBOR”) advances. Interest under the New Credit Facilities will include an applicable margin of 2.00% for bankers’ acceptances and LIBOR advances and 1.00% for Canadian prime rate and U.S. base rate advances.

WiLAN intends to repay the Bridge Facility through cash on hand after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction.

Bought Deal Financing

On August 17, 2011, WiLAN announced a $200 million public offering of 6.00% extendible convertible unsecured subordinated debentures (the “Debentures”) on a bought deal basis through an underwriting syndicate co-led by Canaccord Genuity Corp. and CIBC World Markets Inc. (the “Underwriters”) at a price of $1,000 per $1,000 principal amount of debentures (the “Debenture Offering”).

The maturity date of the Debentures will be January 31, 2012, which will be extended to September 30, 2016 if the Take Up occurs on or before the Termination Event. The initial maturity date may be extended to March 31, 2012 at WiLAN’s discretion. The Debentures will have an interest rate of 6.00% per annum payable semi-annually in arrears on March 31 and September 30 in each year, with the first interest payment to be paid on the third Business Day following the Take Up. Each $1,000 principal amount of Debentures will be convertible into approximately 108.6957 common shares of WiLAN at any time following the Take Up, at the option of the holder, representing a conversion price of $9.20 per WiLAN common share. In the event that the Take Up does not occur prior to Deadline, the Debentures will mature on the Initial Maturity Date and WiLAN will repay in cash the aggregate principal amount of the Debentures together with accrued and unpaid interest thereon.

WiLAN has also granted an option to the Underwriters (the “Over-Allotment Option”), exercisable in whole or in part at any time prior to the earlier of (i) the 30th day following the closing of the Debenture Offering and (ii) the occurrence of a Termination Event, to purchase up to an additional $30,000,000 aggregate principal amount of Debentures on the same terms as the Debentures described above solely to cover over-allocations, if any, and for market stabilization purposes. If the Underwriters exercise the Over-Allotment Option in full, the gross proceeds of the Debenture Offering, including the Over-Allotment Option, will be $230,000,000.

The Underwriters’ fee in respect of the Debentures, being 5.0% of the gross proceeds of the Debenture Offering (including the Over-Allotment Option), is payable as to 50% upon closing of the Debenture Offering and 50% upon the Take Up. If the Take Up does not occur, the Underwriters’ fee will be reduced to the amount payable upon closing of the Debenture Offering.

The underwriting agreement setting out the obligations between the Underwriters and WiLAN contains customary conditions and termination provisions for a bought deal prospectus offering. Closing of the Debenture Offering is expected to occur on or about September 8, 2011, subject to TSX and other necessary regulatory approvals.

WiLAN believes the possibility to be remote that, if the conditions of the Offer are satisfied or waived, WiLAN will be unable to pay for the MOSAID Shares deposited to the Offer due to a financing condition not being satisfied.

9.           Ownership of Securities of MOSAID

As at August 23, 2011, WiLAN owns 203,000 MOSAID Shares.

Except as set forth below, none of (a) any directors or officers of WiLAN or (b) to the knowledge of the directors and officers of WiLAN, after reasonable enquiry, any insider of WiLAN (other than a director or officer) or any associate or affiliate of an insider of WiLAN or any person or company acting jointly or in concert with WiLAN, beneficially owns, directly or indirectly, or controls or exercises direction over, or has the right to acquire, any securities of MOSAID. See Section 11 of the Circular, “Commitments to Acquire Securities of MOSAID”. Mr. Jim Skippen, WiLAN’s Chairman and Chief Executive Officer, holds 2,000 MOSAID Shares, representing approximately 0.02% of the issued and outstanding MOSAID Shares.

Except as set forth above, to the knowledge of WiLAN, after reasonable enquiry, neither WiLAN nor any of its directors or officers, or any associate or affiliate of an insider of WiLAN, any insider of WiLAN other than a director or officer of WiLAN or any person or company acting jointly or in concert with WiLAN, purchased or sold any securities of MOSAID during the six-month period preceding the date of the Offer.

10.           Trading in MOSAID Shares

During the six month period preceding the date of the Offer, except as set forth below, no securities of MOSAID have been traded by (a) WiLAN, (b) any director or officer of WiLAN or (c) to the knowledge of the directors and officers of WiLAN, after reasonable inquiry, by any insider of WiLAN (other than a director or officer) or any associate or affiliate of an insider of WiLAN or any person acting jointly or in concert with WiLAN.

WiLAN purchased 203,000 MOSAID Shares in the numbers and at the dates and prices set forth below:

Date	Number	Price per MOSAID Share
June 20, 2011	42,600	$26.2142
June 21, 2011	10,000	$26.5342
June 24, 2011	10,000	$27.9998
June 27, 2011	800	$27.9662
June 29, 2011	10,700	$27.9956
June 30, 2011	1,200	$27.9522
July 4, 2011	4,800	$27.9522
August 5, 2011	1,200	$29.8842
August 8, 2011	121,700	$28.9363

All MOSAID Shares owned by Mr. Skippen were purchased prior to January 1, 2011.

All transactions described above, were effected in the normal course through the facilities of the TSX.  No broker acting for WiLAN performs services beyond the customary broker’s functions in regard to the purchases.  No broker acting for WiLAN received more than the usual fees or commission in regard to the purchases than are charged for comparable services performed by the broker in the normal course. Neither WiLAN nor any person or company acting for WiLAN has solicited or arranged for the solicitation of offers to sell MOSAID Shares, except for the solicitation by the Soliciting Dealer Group under the Offer.  The seller or any person acting for the seller under any of the transactions described above, to the knowledge of WiLAN, did not solicit or arrange for the solicitation of offers to buy MOSAID Shares.

11.           Commitments to Acquire Securities of MOSAID

Other than pursuant to the Offer, there are no commitments to acquire securities of MOSAID by (a) WiLAN, (b) any directors or officers of WiLAN or (c) to the knowledge of the directors and officers of WiLAN, after reasonable enquiry, by any insider of WiLAN (other than a director or officer) or any associate or affiliate of an insider of WiLAN or any person or company acting jointly or in concert with WiLAN.

12.           Other Material Facts About MOSAID

WiLAN is not aware of any material fact concerning securities of MOSAID that has not been generally disclosed by MOSAID or any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

13.           Acquisition of MOSAID Shares Not Deposited Under the Offer

It is WiLAN’s current intention that, if it takes up and pays for MOSAID Shares deposited under the Offer, it will enter into one or more transactions to enable WiLAN or an affiliate of WiLAN to acquire all MOSAID Shares not acquired pursuant to the Offer. There is no assurance that any such transaction will be completed.

Compulsory Acquisition

If, within 120 days after the date of the Offer (or such longer period as a court may permit), the Offer is accepted by Shareholders holding not less than 90% of the issued and outstanding MOSAID Shares (other than any MOSAID Shares held at the date of the Offer by or on behalf of WiLAN or its “affiliates” or “associates” (as those terms are defined in the CBCA)), and WiLAN acquires such MOSAID Shares, then WiLAN intends to acquire the MOSAID Shares not deposited under the Offer on the same terms as the MOSAID Shares acquired under the Offer pursuant to the provisions of section 206 of the CBCA (a “Compulsory Acquisition”).

To exercise its statutory right of Compulsory Acquisition, WiLAN must give notice (the “Notice”) to each holder of MOSAID Shares who did not accept the Offer (and each person who subsequently acquires any such MOSAID Shares) (in each case, a “Dissenting Offeree”) and the Director under the CBCA of such proposed acquisition on or before the earlier of 60 days following the termination of the Offer and 180 days following the date of the Offer. Within 20 days after having given the Notice, WiLAN must pay or transfer to MOSAID the consideration WiLAN would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. Within 20 days after receipt of the Notice, each Dissenting Offeree must send the certificates evidencing the MOSAID Shares held by such Dissenting Offeree to MOSAID and must elect either to transfer such MOSAID Shares to WiLAN on the terms on which WiLAN acquired MOSAID Shares under the Offer or to demand payment of the fair value of the MOSAID Shares by so notifying WiLAN within such 20-day period. If a Dissenting Offeree fails to notify WiLAN within the applicable time period, that Dissenting Offeree will be deemed to have elected to transfer its MOSAID Shares to WiLAN on the same terms on which WiLAN acquired the MOSAID Shares under the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of its MOSAID Shares, WiLAN may apply to a court having jurisdiction to hear the application to fix the fair value of the MOSAID Shares of that Dissenting Offeree. If WiLAN fails to apply to such court within 20 days after it made the payment or transferred the consideration to MOSAID, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If no such application is made by that Dissenting Offeree or WiLAN within such periods, the Dissenting Offeree will be deemed to have elected to transfer its MOSAID Shares to WiLAN on the same terms on which WiLAN acquired MOSAID Shares from the Shareholders who accepted the Offer. Any judicial determination of the fair value of the MOSAID Shares could be more or less than the amount of the amount paid per MOSAID Share paid pursuant to the Offer.

If all of the requirements of Section 206 of the CBCA are first fulfilled after the date which is 120 days after the date of the Offer, WiLAN may apply to a court having jurisdiction for an extension of such 120-day period pursuant to subsection 206(18) of the CBCA.

The foregoing is only a summary of the statutory right of Compulsory Acquisition that may become available to WiLAN. The summary is not intended to be complete nor is it a substitute for the more detailed information contained in the provisions of section 206 of the CBCA. Shareholders should refer to section 206 of the CBCA for the full text of the relevant statutory provisions. The provisions of section 206 of the CBCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of section 206 of the CBCA should consult their legal advisors.

See Section 17 of the Circular, “Principal Canadian Federal Income Tax Considerations” and Section 18 of the Circular, “United States Federal Income Tax Considerations” for a discussion of certain tax consequences to Shareholders in the event of a Compulsory Acquisition.

Compelled Acquisition

If a Shareholder does not receive the Notice, the Shareholder may, within 90 days after the date of the termination of the Offer, or if the Shareholder did not receive the Offer, within 90 days of the later of the date of termination of the Offer and the date on which the Shareholder learned of the Offer, require WiLAN to acquire the Shareholder’s MOSAID Shares on the terms of the Offer pursuant to the provisions of Section 206.1 of the CBCA (a “Compelled Acquisition”).

The foregoing is only a summary of the statutory right of Compelled Acquisition that may become available to a Shareholder. The summary is not intended to be complete nor is it a substitute for the more detailed information contained in the provisions of Section 206.1 of the CBCA. Shareholders should refer to section 206.1 of the CBCA for the full text of the relevant statutory provisions, and those who wish to be better informed about these provisions should consult their legal advisors. The provisions of Section 206.1 of the CBCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

See Section 17 of the Circular, “Principal Canadian Federal Income Tax Considerations” and Section 18 of the Circular, “United States Federal Income Tax Considerations” for a discussion of certain tax consequences to Shareholders in the event of a Compelled Acquisition.

Subsequent Acquisition Transaction

If WiLAN takes up and pays for MOSAID Shares validly deposited under the Offer and the statutory right of Compulsory Acquisition described above is not available for any reason or WiLAN determines not to exercise such right, WiLAN may take such action as is necessary, including causing a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving MOSAID and/or the Shareholders and WiLAN, or an affiliate of WiLAN, for the purpose of enabling WiLAN or an affiliate of WiLAN to acquire all MOSAID Shares not acquired pursuant to the Offer (a “Subsequent Acquisition Transaction”). Under such a Subsequent Acquisition Transaction, MOSAID may continue as a separate subsidiary of WiLAN following the completion of any such transaction.

The timing and details of a Subsequent Acquisition Transaction, if any, will necessarily depend on a variety of factors, including the number of MOSAID Shares acquired pursuant to the Offer. If, after taking up MOSAID Shares under the Offer, WiLAN owns at least 66⅔% of the outstanding MOSAID Shares on a Fully-Diluted Basis and sufficient votes could be cast by “minority” holders to constitute a majority of the “minority” on a Fully-Diluted Basis pursuant to MI 61-101, as discussed below, WiLAN should own sufficient MOSAID Shares to be able to effect a Subsequent Acquisition Transaction. There can be no assurances that WiLAN will pursue a Compulsory Acquisition or Subsequent Acquisition Transaction – WiLAN reserves the right, in its sole discretion, not to complete a Subsequent Acquisition Transaction.

MI 61-101 may deem a Subsequent Acquisition Transaction to be a “business combination” if such Subsequent Acquisition Transaction would result in the interest of a holder of MOSAID Shares being terminated without the consent of the holder, irrespective of the nature of the consideration provided in substitution therefor. WiLAN expects that any Subsequent Acquisition Transaction relating to MOSAID Shares will be a “business combination” under MI 61-101.

In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a “business combination” carried out in accordance with MI 61-101 or an exemption therefrom, the “related party transaction” provisions therein do not apply to such transaction. Following completion of the Offer, WiLAN would be a “related party” of MOSAID for the purposes of MI 61-101. WiLAN intends to carry out any such Subsequent Acquisition Transaction in accordance with MI 61-101, or any successor provisions, or exemptions therefrom, such that the “related party transaction” provisions of MI 61-101 will not apply to such Subsequent Acquisition Transaction.

MI 61-101 provides that, unless exempted, a corporation proposing to carry out a business combination is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. WiLAN currently intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to MI 61-101 exempting MOSAID and WiLAN or one or more of its affiliates, as appropriate) from the valuation requirements of MI 61-101. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the expiry of a formal take-over bid provided that the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering securityholders were entitled to receive in the take-over bid and provided that certain disclosure is provided in the Circular (and which disclosure has been provided herein). WiLAN expects that these exemptions will be available.

Depending on the nature and terms of the Subsequent Acquisition Transaction and MOSAID’s constating documents, the Subsequent Acquisition Transaction may require the approval of 66⅔% of the votes cast by holders of the outstanding MOSAID Shares at a meeting dully called and held for the purpose of approving the Subsequent Acquisition Transaction. MI 61-101 would also require that, in addition to any other required security holder approval, in order to complete a business combination, the approval of a simple majority of the votes cast by “minority” shareholders of each class of affected securities must be obtained unless an exemption is available or discretionary relief is granted by applicable Securities Regulatory Authorities. If, however, following the Offer, WiLAN and its affiliates are the registered holders of 90% or more of the MOSAID Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority Shareholders.

In relation to the Offer and any business combination, the “minority” Shareholders will be, unless an exemption is available or discretionary relief is granted by applicable Securities Regulatory Authorities, all Shareholders other than WiLAN (other than in respect of MOSAID Shares acquired pursuant to the Offer as described below), any “interested party” (within the meaning of MI 61-101), a “related party” of an “interested party”, unless the related party meets that description solely in its capacity as a director or senior officer of one or more persons that are neither “interested parties” nor “issuer insiders” (in each case within the meaning of MI 61-101) of the issuer, and any “joint actor” (within the meaning of MI 61-101) with any of the foregoing persons. MI 61-101 also provides that WiLAN may treat MOSAID Shares acquired under the Offer as “minority” shares and vote them, or to consider them voted, in favour of such business combination if, among other things (a) the business combination is completed not later than 120 days after the Expiry Date, (b) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer, (c) certain disclosure is provided in the Circular (and which disclosure is provided herein) and (d) the Shareholder who tendered such MOSAID Shares to the Offer was not (i) a “joint actor” (within the meaning of MI 61-101) with WiLAN in respect of the Offer, (ii) a direct or indirect party to any “connected transaction” (within the meaning of MI 61-101) to the Offer or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (within the meaning of MI 61-101) or consideration per MOSAID Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of MOSAID Shares. WiLAN currently intends (x) that the consideration offered per MOSAID Share under any Subsequent Acquisition Transaction proposed by it would be equal in value to and in the same form as the consideration paid to Shareholders under the Offer, (y) that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Date and (z) to cause any MOSAID Shares acquired under the Offer to be voted in favour of any such transaction and, where permitted by MI 61-101, to be counted as part of any minority approval required in connection with any such transaction.  To the knowledge of WiLAN after reasonable inquiry, it is anticipated that MOSAID Shares owned or controlled by WiLAN, as an “interested” party and the directors and senior officers of WiLAN that beneficially own MOSAID Shares as listed under Section 9 of the Circular, “Ownership of Securities of MOSAID”, will not be included for the purposes of any “minority” Shareholder approval.  As a result, 205,000 votes attached to outstanding MOSAID Shares will be excluded for the purposes of such calculation.

Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their MOSAID Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such Dissenting Offeree for its MOSAID Shares. The fair value so determined could be more or less than the amount paid per MOSAID Share pursuant to such transaction or pursuant to the Offer. The exact terms and procedures of the rights of dissent available to Shareholders will depend on the structure of the Subsequent Acquisition Transaction and will be fully described in the proxy circular or other disclosure document provided to Shareholders in connection with the Subsequent Acquisition Transaction.

Whether or not a Subsequent Acquisition Transaction will be proposed, and the details of any such Subsequent Acquisition Transaction, including, without limitation, the timing of its implementation and the consideration to be received by the minority holders of MOSAID Shares, will necessarily be subject to a number of considerations, including the number of MOSAID Shares acquired pursuant to the Offer. Although WiLAN may propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of MOSAID Shares acquired under the Offer, delays in WiLAN’s ability to effect such a transaction, information hereafter obtained by WiLAN, changes in general economic, industry, regulatory or market conditions or in the business of MOSAID, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. WiLAN expressly reserves the right to propose other means of acquiring, directly or indirectly, all of the outstanding MOSAID Shares in accordance with applicable Laws, including, without limitation, a Subsequent Acquisition Transaction on terms not described in the Circular.

If WILAN is unable to, or determines at its option not to, effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals or exemptions promptly, WILAN will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional MOSAID Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from MOSAID. Subject to applicable Laws, any additional purchases of MOSAID Shares could be at a price greater than, equal to, or less than the price to be paid for MOSAID Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, WiLAN may take no action to acquire additional MOSAID Shares, or, subject to applicable Laws, may either sell or otherwise dispose of any or all MOSAID Shares acquired under the Offer, on terms and at prices then determined by WiLAN, which may vary from the price paid for MOSAID Shares under the Offer. See Section 12 of the Offer to Purchase, “Market Purchases and Sales of MOSAID Shares”.

The tax consequences to a Shareholder who disposes of MOSAID Shares pursuant to the Subsequent Acquisition Transaction may be different in a materially adverse way from the tax consequences to a Shareholder who disposes of MOSAID Shares under the Offer. See Section 17 of the Circular, “Principal Canadian Federal Income Tax Considerations” and Section 18 of the Circular, “United States Federal Income Tax Consequences”, for a discussion of the income tax consequences to Shareholders of a Subsequent Acquisition Transaction. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

Legal and Judicial Developments

On February 1, 2008, MI 61-101 came into force in the Provinces of Ontario and Quebec, introducing harmonized requirements for enhanced disclosure, independent valuations and majority of minority security holder approval for specified types of transactions. See “Subsequent Acquisition Transaction” above.

Certain judicial decisions may also be considered relevant to any Subsequent Acquisition Transaction that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances prior to the adoption of MI 61-101 and its predecessors, granted preliminary injunctions to prohibit transactions involving certain business combinations. The current trends in both legislation and Canadian jurisprudence indicate a willingness to permit business combinations to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a business combination or going private transaction.

14.           Agreements, Commitments or Undertakings

There are no agreements, commitments or understandings made or proposed to be made between WiLAN and any of the directors or officers of MOSAID, and no payments or other benefits are proposed to be made or given by WiLAN by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offer is successful.

There are no agreements, commitments or understandings, formal or informal, made or proposed to be made between WiLAN and any Shareholder with respect to the Offer or between WiLAN and any person or company with respect to any securities of MOSAID in relation to the Offer.

There are no agreements, commitments or understandings, formal or informal, made or proposed to be made between WiLAN and MOSAID relating to the Offer nor any agreement, commitment or understanding of which WiLAN is aware that could affect control of MOSAID that can reasonably be regarded as material to a Shareholder in deciding whether to deposit MOSAID Shares under the Offer other than the Shareholder Rights Plan described under Section 3 of the Circular, “Certain Information Concerning Securities of MOSAID”.

15.           Regulatory Matters

Except as discussed below, to the knowledge of WiLAN, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of WiLAN for the consummation of the Offer, except for such authorizations, consents, approvals and filings the failure to obtain or make which would not, individually or in the aggregate, prevent or materially delay consummation of the Offer. In the event that WiLAN becomes aware of other requirements, it will use reasonable commercial efforts to satisfy such requirements at or prior to the Expiry Time, as such time may be extended.

Competition Act Matters

Under the Competition Act, a transaction that is a “merger” (as defined in the Competition Act) and that exceeds certain financial and other thresholds requires prior notification (a “Notifiable Transaction”) to the Commissioner unless the Commissioner issues an Advance Ruling Certificate (an “ARC”) or waives the filing obligation in respect of the transaction.

In the case of a proposed acquisition of voting shares of a public corporation, prior notification is generally required where all of the following three thresholds are exceeded: (i) the acquiror and the corporation the shares of which are being acquired, together with all their legal affiliates, must have assets in Canada or gross revenue from sales in, from or into Canada that exceed $400 million in the aggregate; (ii) the corporation the shares of which are being acquired (or corporations controlled by it) must have assets in Canada, or revenues in or from Canada generated by those assets, that exceed $73 million; and (iii) the acquiror must acquire shares that control at least more than 20% of the votes attached to all outstanding voting shares.

If a transaction is a Notifiable Transaction, it may not be completed until the applicable statutory waiting period has expired, or the Commissioner has either issued an ARC or otherwise waived the filing obligation or the waiting period. In the case of an unsolicited offer, the applicable statutory waiting period expires 30 days following the day of the filing of a pre-merger notification under the Competition Act by WiLAN or, if during that 30-day period the Commissioner issues a request for additional information (a “Supplementary Information Request”), 30 days following the day on which the information requested under a Supplementary Information Request has been received from WiLAN by the Commissioner. The Competition Bureau’s Merger Review Process Guidelines, which are non-statutory, provide that under certain circumstances the Commissioner will be prepared to enter into an agreement with the notifying party or parties under which the Competition Bureau will agree not to issue a Supplementary Information Request, and therefore allow the waiting period to lapse. The Commissioner will be prepared in such circumstances to enter into such an agreement on the understanding that the Commissioner’s review is ongoing, the notifying party or parties will work cooperatively with the Commissioner to address her additional, voluntary information requests, and the notifying party or parties will delay closing for an agreed-upon period of time to allow the Commissioner to complete her assessment of the transaction.

Whether or not a merger constitutes a Notifiable Transaction, the Commissioner can apply to the Competition Tribunal for a remedial order under Section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that the Commissioner did not issue an ARC in respect of the merger, or, if the Commissioner did issue an ARC in respect of the merger, provided that (a) the merger was completed within one year from when the ARC was issued and (b) the grounds upon which the Commissioner intends to apply to the Competition Tribunal for a remedial order are not the same or substantially the same as the information on the basis of which the ARC was issued. The Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of some of the assets or shares involved in such merger. In addition to such an order, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal may order a person to take any other action. The Competition Tribunal is prohibited from issuing a remedial order where it finds that the merger or proposed merger has brought or is likely to bring about gains in efficiency that will be greater than, and will offset, the effects of any prevention or lessening of competition that will result or are likely to result from the merger and that the gains in efficiency would not likely be attained if the order were made.

Where the Commissioner is satisfied that she would not have sufficient grounds to apply to the Competition Tribunal to prohibit a “merger” transaction (as defined in the Competition Act), the Commissioner may issue an ARC in respect of that transaction. Where an ARC is issued, the parties to the transaction are not required to file a pre-merger notification to the extent any was required. Alternatively, the Commissioner may issue a “no action” letter, wherein she indicates that she does not intend, at that time, to bring an application to the Competition Tribunal under the merger provisions of the Competition Act but reserves the right to do so within one year of closing as permitted under the Competition Act. Where a pre-merger notification filing has been submitted but the Notifiable Transaction is not completed within one year thereafter, the Commissioner may require that a new pre-merger notification be submitted.

The transactions contemplated by the Offer constitute a “merger” under the Competition Act. WiLAN cannot verify whether the transactions contemplated by the Offer constitute a Notifiable Transaction without access to detailed information about MOSAID’s Canadian assets, which access it has not had.  Therefore, out of an abundance of caution, WiLAN will submit to the Commissioner a pre-merger notification and application for an ARC or no action letter with respect to the Offer. If the Commissioner concludes that the transactions contemplated by the Offer do constitute a Notifiable Transaction, WiLAN believes that the Commissioner will conclude that the transactions will not result in a substantial lessening or prevention of competition and that she will, accordingly, issue an ARC or no action letter.

The obligation of WiLAN to complete the Offer is, among other things, subject to the condition that Competition Act Clearance shall have been obtained. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

HSR Act Matters

The Offer is subject to the HSR Act, which provides that parties to certain mergers or acquisitions notify the Antitrust Division of the U.S. Department of Justice (the “DOJ”) and the U.S. Federal Trade Commission (the “FTC”) of the proposed transaction and wait a specific period of time before closing while the agencies review the proposed transaction.

WiLAN will file a Notification and Report Form under the HSR Act with the DOJ and the FTC in connection with the Offer. The filing will trigger a 15 calendar day initial waiting period, for which early termination will be requested. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from WiLAN (a “Second Request”). If such a request is made, such waiting period will expire on the 10th calendar day after substantial compliance by WiLAN with the Second Request.

MOSAID may also receive a Second Request and, under the HSR Act, is obligated to comply within a reasonable time, but the waiting period is not affected.

Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of the acquiring party. In addition, if the DOJ or the FTC raise substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay a transaction while such negotiations continue. Ultimately, either the DOJ or FTC (or state governments) could take such action as deemed necessary or desirable in the public interest with respect to a transaction, including seeking to enjoin the transaction or divestitures.

WiLAN believes that the transactions contemplated by the Offer do not raise substantive antitrust issues and that the DOJ or FTC will not issue a Second Request or seek to enjoin the transactions or take other remedial action.

The obligation of WiLAN to complete the Offer is, among other things, subject to the condition that HSR Act Clearance shall have been obtained. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

16.           Effect of the Offer on the Market for and Listing of MOSAID Shares and Status as a Reporting Issuer

The purchase of MOSAID Shares by WiLAN under the Offer will reduce the number of MOSAID Shares that might otherwise trade publicly and will reduce the number of Shareholders and, depending on the number of MOSAID Shares acquired by WiLAN, could materially adversely affect the liquidity and market value of any remaining MOSAID Shares held by the public.

The rules and regulations of the TSX establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the MOSAID Shares from the TSX. Depending on the number of MOSAID Shares purchased by WiLAN under the Offer or otherwise, it is possible that the MOSAID Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the MOSAID Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the MOSAID Shares. If WiLAN proceeds with a Compulsory Acquisition or a Subsequent Acquisition Transaction, WiLAN intends to cause MOSAID to apply to delist the MOSAID Shares from the TSX as soon as practicable after completion of the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction. If the MOSAID Shares are delisted from the TSX, the extent of the public market for the MOSAID Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of MOSAID Shares publicly held and the aggregate market value of the MOSAID Shares publicly held at such time, the interest in maintaining a market in MOSAID Shares on the part of securities firms, whether MOSAID remains subject to public reporting requirements in Canada and other factors.

After the purchase of the MOSAID Shares under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, MOSAID may cease to be subject to the public reporting and proxy solicitation requirements of the CBCA, securities Laws of the provinces and territories of Canada. Furthermore, it may be possible for MOSAID to request the elimination of the public reporting requirements of any jurisdiction where a small number of Shareholders may reside. Subsequent to the completion of the Offer, if WiLAN proceeds with a Compulsory Acquisition or a Subsequent Acquisition Transaction, and if permitted by applicable Laws, WiLAN intends to cause MOSAID to cease to be a reporting issuer under the securities Laws of each province and territory of Canada where it is a reporting issuer.

The MOSAID Shares are not currently registered under the U.S. Exchange Act or listed or quoted on a stock exchange in the United States. Accordingly, MOSAID does not file periodic reports under the U.S. Exchange Act with the SEC.

17.           Principal Canadian Federal Income Tax Considerations

General

In the opinion of Torys LLP, counsel to WiLAN in connection with the Offer, the following summary describes the principal Canadian federal income tax considerations generally applicable to a beneficial owner of MOSAID Shares who sells MOSAID Shares pursuant to the Offer or otherwise disposes of MOSAID Shares pursuant to certain transactions described under the heading “Acquisition of MOSAID Shares Not Deposited Under the Offer” and who, for the purposes of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Tax Act”), and at all relevant times, holds the MOSAID Shares as capital property and deals at arm’s length, and is not affiliated, with MOSAID and WiLAN and is not exempt from tax under Part I of the Tax Act (a “Holder”). Generally, MOSAID Shares will be capital property to a Holder provided the Holder does not hold such shares in the course of carrying on a business or acquire them as part of an adventure or concern in the nature of trade.

This summary is not applicable to persons holding Options or other rights to acquire MOSAID Shares, or persons who acquired MOSAID Shares on the exercise of employee stock options, and all such persons should consult their own tax advisors in this regard. In addition, this summary is not applicable to a Shareholder that is a “financial institution” (as defined in the Tax Act for the purposes of the mark-to-market rules), to a Shareholder that is a “specified financial institution” as defined in the Tax Act, to a Shareholder that has elected to report its “Canadian tax results” in a currency other than Canadian dollars or to a Shareholder an interest in which is a “tax shelter investment” as defined in the Tax Act. Such persons should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act and on counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in Law or administrative policies or assessing practice, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account or consider other federal or any provincial, territorial or foreign tax considerations, which may differ from the Canadian federal income tax considerations described herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Consequently, Shareholders should consult their own tax advisors for advice concerning the income tax consequences to them of disposing of their MOSAID Shares under the Offer, a Compulsory Acquisition, a Compelled Acquisition or a Subsequent Acquisition Transaction, and any other consequences to them of such transactions under Canadian federal, provincial, territorial or local tax Laws and under foreign tax Laws, having regard to their own particular circumstances.

Holders Resident in Canada

The following portion of this summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty is, or is deemed to be, resident in Canada (a “Resident Holder”).

Certain Resident Holders whose MOSAID Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to make (or may have already made) an irrevocable election in accordance with subsection 39(4) of the Tax Act to have MOSAID Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which such election is made, and in all subsequent taxation years, deemed to be capital property. Such Resident Holders should consult their own tax advisors regarding this election having regard to their own particular circumstances.

Disposition of MOSAID Shares Pursuant to the Offer

Generally, a Resident Holder who disposes of MOSAID Shares pursuant to the Offer will realize a capital gain (or capital loss) equal to the amount, if any, by which the amounts received for such MOSAID Shares pursuant to the Offer, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Holder of the MOSAID Shares immediately before the disposition.

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year.  Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year.  Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a MOSAID Share may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such MOSAID Share to the extent and under the circumstances prescribed by the Tax Act.  Similar rules may apply where a MOSAID Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.  Such Resident Holders should consult their own advisors.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation”, as defined in the Tax Act, is liable for tax, a portion of which may be refundable, on investment income, including taxable capital gains realized upon a disposition of the MOSAID Shares.  Capital gains realized by an individual, other than certain specified trusts, may give rise to a liability for alternative minimum tax under the Tax Act.

Disposition of MOSAID Shares Pursuant to a Compulsory Acquisition or Compelled Acquisition

As described in Section 13 of the Circular, “Acquisition of MOSAID Shares Not Deposited Under the Offer – Compulsory Acquisition” and “– Compelled Acquisition”, WiLAN may, in certain circumstances, acquire MOSAID Shares not deposited pursuant to the Offer pursuant to statutory rights under section 206 or section 206.1 of the CBCA. The tax consequences to a Resident Holder of a disposition of MOSAID Shares in such circumstances generally will be as described under the heading “Disposition of MOSAID Shares Pursuant to the Offer” unless a Resident Holder exercises the right to go to court for a determination of fair value in a Compulsory Acquisition and is entitled to receive the fair value of the Holder’s MOSAID Shares. In this case, the proceeds of disposition for the Resident Holder’s MOSAID Shares will be the amount (other than interest) determined by the court. The Resident Holder will be required to include in computing its income any interest awarded by the court in connection with a Compulsory Acquisition.  A Resident Holder that is throughout its taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, is liable for tax, a portion of which may be refundable, on certain investment income, including interest.

Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of having their MOSAID Shares acquired pursuant to a Compulsory Acquisition.

Disposition of MOSAID Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 13 of the Circular, “Acquisition of MOSAID Shares Not Deposited Under the Offer – Subsequent Acquisition Transaction”, if WiLAN does not acquire all of the MOSAID Shares pursuant to the Offer or by means of a Compulsory Acquisition or a Compelled Acquisition, WiLAN may propose other means of acquiring the remaining issued and outstanding MOSAID Shares.

The tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered. WiLAN may propose an amalgamation, arrangement, reorganization, consolidation, recapitalization, reclassification, continuance or other transaction. It is not possible to comment as to the tax treatment of a Subsequent Acquisition Transaction to a Resident Holder. However, the tax consequences of a Subsequent Acquisition Transaction may differ from those arising on the sale of MOSAID Shares under the Offer and will depend on the particular form and circumstances of such alternative transaction. For example, a Resident Holder may, as a result of a Subsequent Acquisition Transaction, realize a capital gain or capital loss, be deemed to receive a dividend or incur both results. No opinion is expressed herein as to the tax consequences of any such alternative transaction to a Resident Holder.

Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of having their MOSAID Shares acquired pursuant to a Subsequent Acquisition Transaction.

Potential Delisting

As described in Section 16 of the Circular, “Effect of the Offer on the Market for and Listing of MOSAID Shares and Status as a Reporting Issuer”, the MOSAID Shares may cease to be listed on the TSX following the completion of the Offer. Resident Holders are cautioned that, if the MOSAID Shares are no longer listed on a “designated stock exchange” (which currently includes the TSX) and MOSAID ceases to be a “public corporation” for purposes of the Tax Act, the MOSAID Shares may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans, deferred profit sharing plans and tax-free savings accounts. Resident Holders should consult their own tax advisors in this regard.

Holders Not Resident in Canada

This portion of this summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is neither resident nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, MOSAID Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This portion of the summary is not applicable to Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere.

Disposition of MOSAID Shares Pursuant to the Offer

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of the MOSAID Shares pursuant to the Offer unless such MOSAID Shares are or are deemed to be “taxable Canadian property” (as defined in the Tax Act) and the Non-Resident Holder is not entitled to relief under an applicable tax treaty.

Generally, a MOSAID Share will not be “taxable Canadian property” to a Non-Resident Holder at a particular time provided that such share is listed on a “designated stock exchange” as defined in the Tax Act unless at any time during the 60-month period immediately preceding the disposition (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of MOSAID, and (ii) more than 50% of the fair market value of the MOSAID Share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, MOSAID Shares may be deemed to be “taxable Canadian property” to the Non-Resident Holder. Non-Resident Holders whose MOSAID Shares may constitute “taxable Canadian property” should consult their own tax advisors for advice having regard to their particular circumstances.

Even if the MOSAID Shares are “taxable Canadian property” to a Non-Resident Holder, a taxable capital gain or an allowable capital loss resulting from the disposition of the MOSAID Shares will not be included in computing the Non-Resident Holder’s income for purposes of the Tax Act provided that the MOSAID Shares constitute “treaty-protected property”, as defined in the Tax Act. MOSAID Shares owned by a Non-Resident Holder will generally be “treaty-protected property” at the time of the disposition if the gain from the disposition of such shares would, because of an applicable income tax treaty to which Canada is a signatory, be exempt from tax under the Tax Act.

Disposition of MOSAID Shares Pursuant to a Compulsory Acquisition

As described in Section 13 of the Circular, “Acquisition of MOSAID Shares Not Deposited Under the Offer – Compulsory Acquisition” and “– Compulsory Acquisition”, WiLAN may, in certain circumstances, acquire MOSAID Shares not deposited pursuant to the Offer pursuant to statutory rights under section 206 or section 206.1 of the CBCA.

A Non-Resident Holder whose MOSAID Shares do not constitute “taxable Canadian property” will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of MOSAID Shares by way of a Compulsory Acquisition or Compelled Acquisition.

If a MOSAID Share is not listed on a designated stock exchange at the time of disposition, it will be taxable Canadian property to a Non-Resident Holder if, at any time within the 60-month period immediately preceding the disposition, more than 50% of the fair market value of the MOSAID Share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). In addition, in certain circumstances set out in the Tax Act, MOSAID Shares may be deemed to be “taxable Canadian property”.

A Non-Resident Holder whose MOSAID Shares are “taxable Canadian property” for purposes of the Tax Act may be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of MOSAID Shares by way of a Compulsory Acquisition or Compelled Acquisition unless the MOSAID Shares constitute “treaty-protected property”. See “Holders Not Resident in Canada – Disposition of MOSAID Shares Pursuant to the Offer”.

Where interest is paid or credited to a Non-Resident Holder in connection with a Compulsory Acquisition, the Non-Resident Holder will generally not be subject to Canadian withholding tax on such interest under the Tax Act provided that the Non-Resident Holder deals at arm’s length with the payor at the time of such payment or credit.

Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of having their MOSAID Shares acquired pursuant to a Compulsory Acquisition.

Disposition of MOSAID Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 13 of the Circular, “Acquisition of MOSAID Shares Not Deposited Under the Offer – Subsequent Acquisition Transaction”, if WiLAN does not acquire all of the MOSAID Shares pursuant to the Offer or by means of a Compulsory Acquisition, WiLAN may propose other means of acquiring the remaining issued and outstanding MOSAID Shares.

The tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered. WiLAN may propose an amalgamation, arrangement, reorganization, consolidation, recapitalization, reclassification, continuance or other transaction. It is not possible to comment as to the tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Holder. However, the tax consequences of a Subsequent Acquisition Transaction may differ from those arising on the sale of MOSAID Shares under the Offer and will depend on the particular form and circumstances of such alternative transaction. For example, a Non-Resident Holder may, as a result of a Subsequent Acquisition Transaction, realize a capital gain or capital loss, be deemed to receive a dividend or incur both results. No opinion is expressed herein as to the tax consequences of any such alternative transaction to a Non-Resident Holder.

Non-Resident Holders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their MOSAID Shares acquired pursuant to a Subsequent Acquisition Transaction.

Potential Delisting

As described in Section 16 of the Circular, “Effect of the Offer on the Market for and Listing of MOSAID Shares and Status as a Reporting Issuer”, MOSAID Shares may cease to be listed on the TSX (or another designated stock exchange) following the completion of the Offer and may not be listed on the TSX (or another designated stock exchange) at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Non-Resident Holders who do not dispose of their MOSAID Shares pursuant to the Offer are cautioned that MOSAID Shares that are not listed on a designated stock exchange at the time of their disposition will be considered “taxable Canadian property” of the Non-Resident Holder, if at any time within the 60-month period immediately preceding the disposition, more than 50% of the fair market value of the MOSAID Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, MOSAID Shares may be deemed to be “taxable Canadian property”.

If the MOSAID Shares are “taxable Canadian property” of the Non-Resident Holder at the time of their disposition and are not “treaty-protected property” of the Non-Resident Holder for purposes of the Tax Act, the Non-Resident Holder may be subject to tax under the Tax Act in respect of any capital gain realized on the disposition. Furthermore, if the MOSAID Shares are not listed on a recognized stock exchange at the time of their disposition and are not “treaty-protected property” of the Non-Resident Holder for purposes of the Tax Act, the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Holder with the result that, among other things, unless WiLAN has received a clearance certificate, pursuant to section 116 of the Tax Act, relating to the disposition of a Non-Resident Holder’s MOSAID Shares, WiLAN may deduct or withhold 25% from any payment made to the Non-Resident Holder and will remit such amount to the Receiver General on account of the Non-Resident Holder’s liability for tax under the Tax Act. Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of having their MOSAID Shares acquired pursuant to a Subsequent Acquisition Transaction.

18.           United States Federal Income Tax Considerations

UNITED STATES INTERNAL REVENUE SERVICE CIRCULAR 230 NOTICE: TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (I) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS CIRCULAR OR IN ANY DOCUMENT REFERRED TO HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE UNITED STATES INTERNAL REVENUE CODE OF 1986, AS AMENDED; (II) SUCH DISCUSSION IS WRITTEN FOR USE IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (III) SHAREHOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a summary of certain material U.S. federal income tax consequences generally applicable to a U.S. Holder who sells such U.S. Holder’s MOSAID Shares to WiLAN pursuant to the Offer.

This summary is not intended to constitute a complete description of all the potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of disposing of their MOSAID Shares pursuant to the Offer. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences applicable to such holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own independent tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of disposing of their MOSAID Shares pursuant to the Offer.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published IRS rulings, judicial decisions, published administrative positions of the IRS, and the Convention, in each case, as in effect and available as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation or regulations.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of MOSAID Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the Laws of the U.S., any state in the U.S. or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences applicable to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders subject to the alternative minimum tax provisions of the Code; (f) U.S. Holders that own MOSAID Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired the MOSAID Shares through the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold MOSAID Shares other than as a capital asset within the meaning of Section 1221 of the Code; (i) U.S. expatriates; and (j) U.S. Holders that own, or have owned, directly, indirectly or constructively, 10% or more of the voting securities of MOSAID. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described above, should consult their own independent tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences arising from and relating to the disposition of their MOSAID Shares pursuant to the Offer.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds MOSAID Shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Owners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax and investment advisors regarding the U.S. federal income tax consequences arising from and relating to the disposition of their MOSAID Shares pursuant to the Offer.

Tax Consequences Not Addressed and Assumptions

This summary does not address any U.S. federal income tax consequences applicable to holders of Options or other rights to acquire MOSAID Shares. In addition, this summary does not address the U.S. gift, inheritance, estate, state, local or non-U.S. tax consequences to U.S. Holders of the disposition of their MOSAID Shares pursuant to the Offer. Any holder that is among the class of persons described in the preceding sentences should consult its own tax advisor regarding the U.S. federal, estate, state, local and foreign tax consequences arising from and relating to the disposition of their MOSAID Shares pursuant to the Offer.

Disposition of MOSAID Shares Pursuant to the Offer

Subject to the discussion under “U.S. Anti-Deferral Regime - PFIC Regime” below, a U.S. Holder will generally recognize gain or loss on the sale of MOSAID Shares pursuant to the Offer equal to the difference between the amount of cash received (other than amounts, if any, received in a Compulsory Acquisition that are or are deemed to be interest for U.S. federal income tax purposes, which will be treated as ordinary income) and such U.S. Holder’s adjusted tax basis in such MOSAID Shares. The gain or loss generally will be U.S. source capital gain or loss, and will be long-term capital gain or loss if the MOSAID Shares have been held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to complex limitations.

If a U.S. Holder is a cash-basis taxpayer and receives foreign currency, such as Canadian dollars, in connection with a sale of MOSAID Shares pursuant to the Offer, the amount realized will be based on the U.S. dollar value of the foreign currency received with respect to such MOSAID Shares, as determined on the settlement date of such sale. If a U.S. Holder is an accrual-basis taxpayer, such U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale of MOSAID Shares pursuant to the Offer, provided the election is applied consistently from year to year. The election may not be changed without the consent of the IRS. If a U.S. Holder is an accrual-basis taxpayer and does not elect to be treated as a cash-basis taxpayer for this purpose, such U.S. Holder might have a foreign currency gain or loss for U.S. federal income tax purposes. This gain or loss is equal to the difference between the U.S. dollar value of the foreign currency received on the date of the sale of MOSAID Shares pursuant to the Offer and on the date of payment. Any such foreign currency gain or loss would be in addition to the gain or loss, if any, that such U.S. Holder recognizes on the sale of MOSAID Shares pursuant to the Offer, and generally would be ordinary U.S. source gain or loss.

Disposition of MOSAID Shares Pursuant to a Compulsory Acquisition or a Compelled Acquisition

As described in Section 13 of the Circular, “Acquisition of MOSAID Shares Not Deposited Under the Offer – Compulsory Acquisition” and “- Compelled Acquisition”, WiLAN may, in certain circumstances, acquire MOSAID Shares not deposited pursuant to the Offer pursuant to section 206 or section 206.1 of the CBCA. The tax consequences to a U.S. Holder of a disposition of MOSAID Shares in such circumstances generally will be as described under the heading “Disposition of MOSAID Shares Pursuant to the Offer”.

U.S. Holders should consult their own tax advisors for advice with respect to the U.S. federal income tax consequences to them of having their MOSAID Shares acquired pursuant to a Compulsory Acquisition or a Compelled Acquisition.

Disposition of MOSAID Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 13 of the Circular, “Acquisition of MOSAID Shares Not Deposited Under the Offer – Subsequent Acquisition Transaction”, if WiLAN does not acquire all of the MOSAID Shares pursuant to the Offer or by means of a Compulsory Acquisition or a Compelled Acquisition, WiLAN may propose other means of acquiring the remaining issued and outstanding MOSAID Shares. As described in Section 13 of the Circular, “Acquisition of MOSAID Shares Not Deposited Under the Offer – Subsequent Acquisition Transaction”, it is WiLAN’s current intention that the consideration offered under any Subsequent Acquisition Transaction would be equal in value to, and in the same form as, the consideration offered under the Offer.

The tax treatment of a Subsequent Acquisition Transaction to a U.S. Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered, and may be substantially the same as or materially different from those described herein for U.S. Holders who dispose of their MOSAID Shares pursuant to the Offer. Accordingly, it is not possible to definitively comment as to the tax treatment of a Subsequent Acquisition Transaction to a U.S. Holder.

U.S. Holders should consult their own tax advisors for advice with respect to the U.S. federal income tax consequences to them of having their MOSAID Shares acquired pursuant to a Subsequent Acquisition Transaction.

U.S. Anti-Deferral Regime – PFIC Regime

Special, generally unfavorable rules apply to the ownership and disposition of the stock of a PFIC. For U.S. federal income tax purposes, a foreign corporation is classified as a PFIC for each taxable year in which either:

•	at least 75% of its gross income is “passive” income (referred to as the “income test”); or

•	at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (referred to as the “asset test”).

Passive income includes the following types of income:

•	dividends, royalties, rents, annuities, interest, and income equivalent to interest; and

•	net gains from the sale or exchange of property that gives rise to dividends, interest, royalties, rents, or annuities and certain gains from commodities transactions.

In determining whether it is a PFIC, the foreign corporation will be required to take into account a pro-rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least 25% by value.

WiLAN has not undertaken to ascertain whether MOSAID is or has been treated as a PFIC. The determination of PFIC status is fundamentally factual in nature, depends on the application of complex U.S. federal income tax rules which are subject to differing interpretations, and generally cannot be determined until the close of the taxable year in question. Consequently, no assurance can be provided that MOSAID is not and has not been classified as a PFIC for any taxable year during which a U.S. Holder has held MOSAID Shares.

If MOSAID is or has been a PFIC during a U.S. Holder’s period of ownership of MOSAID Shares, the U.S. federal income tax consequences to a U.S. Holder on the sale of MOSAID Shares pursuant to the Offer will depend on whether such U.S. Holder has made an election to treat MOSAID as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or has made a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to the U.S. Holder’s MOSAID Shares. In order for a U.S. Holder to make a valid QEF election, MOSAID must provide certain necessary information to such U.S. Holder. It is unclear whether MOSAID has provided such information with respect to any year in which it was a PFIC. The U.S. federal income tax consequences of having made a valid Mark-to-Market Election are briefly described below. A U.S. Holder that has not made either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder”.

A Non-Electing U.S. Holder is subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of MOSAID Shares and (b) any “excess distribution” (generally, a U.S. Holder’s rateable portion of distributions in any year which is greater than 125% of the average annual distribution received by such U.S. Holder in the shorter of the three preceding years of that U.S. Holder’s holding period) paid on the MOSAID Shares. Under Section 1291 of the Code, if MOSAID is or has been a PFIC during a U.S. Holder’s holding period for the MOSAID Shares, any gain recognized on the sale of the MOSAID Shares pursuant to the Offer generally must be rateably allocated to each day of a Non-Electing U.S. Holder’s holding period for the MOSAID Shares. The amount of any such gain allocated to the taxable year of disposition (or to a year prior to the first year in which MOSAID was a PFIC), if any, will be taxed for U.S. federal income tax purposes as ordinary income. The amounts allocated to any other taxable year will be subject to U.S. federal income tax at the highest rate of tax applicable to ordinary income in each such year, and an interest charge will be imposed on the tax liability for each such year, calculated as if such tax liability had been due for each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest”, which is not deductible.

If a valid Mark-to-Market Election is made by a U.S. Holder, the rules described above with respect to a Non-Electing U.S. Holder generally do not apply (although the rules above may be implicated if the Mark-to-Market Election has not been in place throughout all of the U.S. Holder’s holding period for its MOSAID Shares). A U.S. Holder who has made a Mark-to-Market Election includes in income each year as ordinary income an amount equal to the increase in value of its MOSAID Shares for that year or claims a deduction for any decrease in value (but only to the extent of previous Mark-to-Market gains). Determining the U.S. federal income tax consequences of a sale of a U.S. Holder’s MOSAID Shares is complex and fact-specific for a U.S. Holder who has a Mark-to-Market Election in place, and such U.S. Holder should consult its own legal counsel or accountant concerning the tax consequences to the U.S. Holder on a sale of MOSAID Shares.

The PFIC rules are extremely complex and may have a significant adverse effect on the U.S. federal income tax consequences of the Offer to a U.S. Holder. Accordingly, U.S. Holders should consult their independent tax advisors regarding the possible classification of MOSAID as a PFIC, the potential effect of the PFIC rules to such holder, as well as the availability and effect of any election that may be available under the PFIC rules, in each case, having regard to such holder’s particular circumstances.

Backup Withholding Tax and Information Reporting Requirements

U.S. Holders may be subject to information reporting and backup withholding with respect to amounts received by U.S. Holders pursuant to the sale of MOSAID Shares. In general, a U.S. Holder will be subject to backup withholding if such holder receives a reportable payment and (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) the payor of such reportable payment is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalties of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will generally be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The backup withholding tax rate is 28% through the year 2012.

19.           Other Matters Relating to the Offer

Depositary and Information Agent

WiLAN has engaged the Depositary and Information Agent for the receipt of certificates in respect of MOSAID Shares and related Letters of Transmittal. In addition, the Depositary and Information Agent will receive Notices of Guaranteed Delivery deposited under the Offer at its office in Toronto, Ontario. The duties of the Depositary and Information Agent also include assisting in making payment to Shareholders for MOSAID Shares purchased by WiLAN pursuant to the Offer and giving certain notices, if required by applicable Laws. The Depositary and Information Agent will also facilitate book-entry transfers of MOSAID Shares. The Depositary and Information Agent will receive reasonable and customary compensation from WiLAN for its services in connection with the Offer, will be reimbursed for certain out-of- pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including without limitation applicable securities Law compliance matters.

The Depositary and Information Agent may also contact Shareholders by mail, telephone, facsimile and in person and may request banks, brokers, dealers and their nominees to forward materials relating to the Offer to beneficial holders of MOSAID Shares.

Dealer Managers and Soliciting Dealer Group

WiLAN has retained Canaccord Genuity Corp., CIBC World Markets Inc. and Paradigm Capital Inc. to act as financial advisors to WiLAN with respect to the Offer and Canaccord Genuity Corp. and CIBC World Markets Inc. as Dealer Managers to solicit acceptances of the Offer. WiLAN will reimburse the Dealer Managers for their reasonable out-of-pocket expenses, and has also agreed to indemnify the Dealer Managers against certain liabilities and expenses in connection with the Offer.

Canaccord Genuity Corp. and CIBC World Markets Inc. may form a soliciting dealer group (the “Soliciting Dealer Group”) comprised of members of the Investment Industry Regulatory Organization of Canada and members of the TSX to solicit acceptances of the Offer from persons who are resident in Canada. Each member of the Soliciting Dealer Group, including the Dealer Managers, is referred to herein as a “Soliciting Dealer”.

WiLAN has agreed to pay to each Soliciting Dealer whose name appears in the appropriate space in the Letter of Transmittal accompanying a deposit of MOSAID Shares a fee of $0.15 for each MOSAID Share deposited by or on behalf of a beneficial owner of MOSAID Shares resident in Canada and taken up by WiLAN pursuant to the Offer. The aggregate amount payable to a Soliciting Dealer with respect to any single depositing Shareholder will be not less than $75 and not more than $1,500, provided that at least 200 MOSAID Shares are deposited per beneficial Shareholder. For greater certainty, no solicitation fee will be paid if the Offer is withdrawn or terminated and no MOSAID Shares are taken up thereunder. WiLAN will not pay any fee with respect to deposits of MOSAID Shares held for the Dealer Manager’s own account or MOSAID Shares tendered by employees, officers and directors, and former officers and directors of MOSAID and its subsidiaries or persons related to or controlled by such persons. Where MOSAID Shares deposited and registered in a single name are beneficially owned by more than one person, the foregoing minimum and maximum amounts will be applied separately in respect of each such beneficial owner. WiLAN may require the Soliciting Dealers to furnish evidence of beneficial ownership satisfactory to WiLAN at the time of deposit. If no Soliciting Dealer is specified in a Letter of Transmittal, no fee will be paid to a Soliciting Dealer in respect of the applicable MOSAID Shares. Claims for solicitation fees shall be made no later than 30 days following the expiry of the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their MOSAID Shares directly with the Depositary and Information Agent or if they make use of the services of a Soliciting Dealer to accept the Offer. Shareholders should contact the Dealer Managers, the Depositary and Information Agent or a broker or dealer for assistance in accepting the Offer and depositing their MOSAID Shares with the Depositary and Information Agent. A broker or other nominee through whom a Shareholder owns MOSAID Shares may charge a fee to tender MOSAID Shares on behalf of the Shareholder.  Shareholders should consult their brokers or nominees to determine whether any charges will apply.

Except as set out herein, WiLAN has not agreed to pay any fees or commissions to any stockbroker, dealer or other person for soliciting tenders of Common Shares under the Offer; provided that WiLAN may make other arrangements with additional soliciting dealers, dealer managers or information agents, either within or outside Canada, for customary compensation during the Offer period if it considers it appropriate to do so.

Legal Matters

Legal matters on behalf of WiLAN will be passed upon by, and the opinion contained under “Canadian Federal Income Tax Considerations” has been provided by, Torys LLP, counsel to WiLAN.

Expenses of the Offer

WiLAN estimates that the fees and expenses in connection with the Offer (including filing fees, accounting fees, legal fees, financial advisor fees, fees payable to the Depositary and Information Agent, printing, mailing and miscellaneous costs) will be approximately $15 million.

20.           Statutory Rights

Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at Law, one or more rights of rescission, price revision, or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

21.           Directors’ Approval

The contents of the Offer to Purchase and the Circular have been approved, and the sending of the Offer to Purchase and the Circular to Shareholders and holders of Options has been authorized by the WiLAN Board.

Consent of Torys LLP

To:	The Board of Directors of Wi-LAN Inc.

We hereby consent to the reference to our opinion contained under Section 17, “Principal Canadian Federal Income Tax Considerations” in the Circular accompanying the Offer to Purchase dated August 23, 2011 by Wi-LAN Inc. to the holders of common shares of MOSAID Technologies Incorporated.

Toronto, Canada	(Signed) Torys LLP
August 23, 2011

Approval and Certificate of Wi-LAN Inc.

DATED:     August 23, 2011

The contents of the Offer to Purchase and the Circular have been approved, and the sending, communication or delivery thereof to the holders of common shares of MOSAID Technologies Incorporated has been authorized by the board of directors of Wi-LAN Inc. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

(Signed) James D. Skippen	(Signed) Shaun McEwan
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of
Wi-LAN Inc.

(Signed) Richard Shorkey	(Signed) Jim Roche
Director	Director

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO
THE DEPOSITARY AND INFORMATION AGENT:

Kingsdale Shareholder Services Inc.

The Exchange Tower
130 King Street West, Suite 2950
Toronto, Ontario M5X 1E2

Tel: 1 (416) 867-2272
Toll Free: 1-866-581-1477
E-mail: contactus@kingsdaleshareholder.com